Exhibit 2.4

PROGRAM AGREEMENT

among

SAKS INCORPORATED

MCRAE’S, INC.

and

HOUSEHOLD BANK (SB), N.A.

Dated as of April 15, 2003

i

(continued)

(continued)

(continued)

EXHIBITS

Exhibit 1.01	Policy and Reporting Guidelines
Exhibit 4.01(b)	Settlement Calculations
Exhibit 9.01(b)	CI Values of Initial Stores
Exhibit 9.04(c)	CI Value Chart for Additional Stores
Exhibit 9.06	Applicable Setup Cost Refund
Exhibit 10.01	Saks Marks
Exhibit 10.04	Household Marks

SCHEDULES

Schedule 3.10(c)	Listed Ancillary Products
Schedule 6.01(c)	Saks Companies Filings, Authorizations, Consents, and Approvals
Schedule 6.02(c)	Household Filings, Authorizations, Consents, and Approvals

v

PROGRAM AGREEMENT

This Program Agreement (as amended from time to time, this “Agreement”), dated as of April 15, 2003, is by and among Saks Incorporated (the “Company”), McRae’s, Inc., an indirect wholly owned subsidiary of the Company (“McRae’s” and, together with the Company, the “Saks Companies”), and Household Bank (SB), N.A. (“Household Bank”).

WHEREAS, the Company is in the business of selling merchandise and services through retail stores, catalogs, e-commerce and by other means;

WHEREAS, the Company’s wholly owned subsidiary, National Bank of the Great Lakes (“NBGL”) is engaged in the business of issuing private label credit cards and establishing accounts in connection therewith for qualifying customers of the Company and its subsidiaries;

WHEREAS, the Company and its subsidiaries provide servicing and administrative support services to NBGL in support of NBGL’s credit card business;

WHEREAS, the Company, NBGL and Saks Credit Corporation (together, “Sellers”) are entering into a Purchase and Sale Agreement with Household Bank, pursuant to which Sellers will sell, and Household Bank will purchase, specified assets dedicated exclusively to Sellers’ consumer private label credit card business;

WHEREAS, pursuant to this Agreement, the Saks Companies and Household Bank desire to provide for the governance of the operation of the Saks Companies’ consumer private label credit card business and for the rendering of marketing and other services by the Parties hereto; and

WHEREAS, the Saks Companies intend to operate stores, accept credit cards in payment for merchandise and services offered in stores, engage in marketing activities and license their trademarks, all in furtherance of the program established hereunder.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.01. Defined Terms. Wherever used in this Agreement, unless the context otherwise requires, the following terms shall have the meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meanings given them in the Purchase and Sale Agreement.

“AAA”: As defined in Section 12.15(a).

“Account Documentation”: Any and all documentation relating to an Account, including Credit Card Applications, Cardholder Agreements, Charge Slips and Credit Cards.

“Account Receivables”: The amounts accrued and/or owing to Household Bank from Cardholders with respect to the Accounts (including any amounts accrued and/or owing for the payment for Merchandise and Services, late fees, finance charges, returned check fees, charges for Ancillary Products and Household Products and any other interest, charge, fee or expense, imposed on or incurred with respect to such Accounts), net of the amount of any credit balances on the Accounts.

“Accounts”: The Bergner’s, Boston Store, Carson Pirie Scott, Herberger’s, McRae’s, Parisian, Proffitt’s, Saks Fifth Avenue and Younkers consumer revolving credit accounts established by Household Bank in accordance with this Agreement or acquired in accordance with the Purchase and Sale Agreement or this Agreement by Household Bank in favor of a Cardholder pursuant to which such Cardholder may finance, for personal, family or household purposes, the purchase of Merchandise or Services from the Company, its Affiliates, its licensees and designated agents.

“Additional Prepaid Program Fee”: As defined in Section 9.03(b)(i).

“Adjusted Prepaid Program Fee”: An amount computed in accordance with Section 9.01(d).

“Affiliate”: As to any Person, any entity that directly or indirectly controls, is controlled by, or is under common control with such Person. For this purpose, “control” of any Person means ownership of a majority of the voting power of the Person.

“Amortization Period”: The period from and including the Closing Date to, but excluding, the tenth anniversary of the Closing Date, as such period may be adjusted from time to time by agreement between the Parties.

“Ancillary Products”: Any product or program, other than Household Products, Merchandise and Services, proposed or offered to Cardholders by or through Household Bank under which Household Bank or third parties make products or services available to Cardholders as set forth in Section 3.10 hereof, subject to the approval of the Company as provided in such Section.

“Annual Budget”: A twelve-month budget for the Credit Card Business, in substantially the form agreed between the Parties on the Closing Date or such other form as may be approved by the Operating Committee, which in each case shall include the projected funding needs for the Credit Card Business and an explanation as to how those needs will be met.

“Applicable Setup Cost Refund”: As of any date, the amount shown on Exhibit 9.06 opposite the period in which such date falls under the heading “Applicable Setup Cost Refund”.

“Applicant”: An individual who has submitted a Credit Card Application for a Credit Card under the Program.

“Approved Form”: The forms of Account Documentation required or permitted by the Underwriting and Credit Policy and/or the Servicing and Collection Policy.

“Assignee”: As defined in Section 12.14(b).

“Assigning Party”: As defined in Section 12.14(b).

“Authorization”: Any domestic or foreign, federal, state, local or other governmental consent, license, permit, grant, authorization or approval, including any consent, license, permit, grant, authorization or approval of any agency, instrumentality or subdivision of the foregoing, which is used in or necessary to permit the Parties to carry on the Program as contemplated herein.

“Bankruptcy Code”: Title 11 of the United States Code, as amended, or any other applicable state or federal bankruptcy, insolvency, moratorium or other similar law.

“Business Day”: Any day other than (i) a Saturday or a Sunday or (ii) a day on which federally insured depositary institutions in Alabama, Georgia, Illinois, Mississippi, Nevada or New York are authorized or obligated by law, governmental decree or executive order to be closed.

“Business Plan”: A three-year business plan for the Credit Card Business, in substantially the form agreed between the Parties on the Closing Date or such other form as may be approved by the Operating Committee, which shall in each case describe strategies for growth of the Credit Card Business and include detailed financial statements, a detailed description of proposed capital expenditures and systems improvements, and the projected funding needs for the Credit Card Business during the term of the plan and an explanation as to how those needs will be met.

“Call Center Payment”: A payment on an Account made by a Cardholder (or any Person acting on behalf of such Cardholder) to or at any call center maintained by the Company in connection with the Program.

“Cardholder”: Any Person who (i) has at any time entered into a Cardholder Agreement, (ii) is obligated under or with respect to an Account, (iii) is issued and authorized to use a Credit Card or (iv) is authorized to use a Credit Card by a Person who has been issued a Credit Card.

“Cardholder Agreement”: A credit card agreement or other agreement between Household Bank (including as assignee pursuant to the Purchase and Sale Agreement) and a Cardholder (and any replacement of such agreement) governing the use of an Account, together with all amendments thereto (including change of terms notices).

“Cardholder Information”: All information with respect to Cardholders processed by, or maintained on, the information systems operated by the Company, Household Bank or their respective Affiliates or otherwise in their possession, including Charge Transaction Data.

“Cardholder List”: Any list (whether in hard copy, in magnetic tape format or other form) identifying Cardholders, including any list of the names, addresses, telephone numbers, social security numbers and other personal identifying information of any or all Cardholders.

“Cash Collateral Account”: A deposit account established by the Company on or prior to the Closing Date at a commercial bank agreed between the Parties.

“Change in Law”: The enactment, promulgation, execution or ratification of, or any change in or amendment to, any law, rule or regulation (or in the application or official interpretation of any law, rule or regulation) that occurs on or after the date hereof.

“Change of Control”: A Person that is not, directly or indirectly, a wholly owned subsidiary of Household International or the Company shall be deemed to have experienced a “Change of Control” if (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have “beneficial ownership” of all securities that such Person has a right to acquire, whether such right is exercisable immediately or only after the passage of time or the occurrence of an event or condition), directly or indirectly, of more than 50% of the total voting power of the then outstanding voting capital stock of such Person, (ii) a majority of the board of directors of such Person does not consist of Continuing Directors or (iii) all or substantially all of the assets of the Person are to be sold to a third party. A Person that is a directly or indirectly, a wholly owned subsidiary of Household International or the Company shall be deemed to have experienced a “Change of Control” if (i) it ceases to be, directly or indirectly, a wholly owned subsidiary of Household International or the Company, as applicable, or (ii) all or substantially all of the assets of the Person are to be sold to a third party.

“Charge Slip”: Any evidence of a sale of Merchandise or Services by the Company or one of its Affiliates, licensees or designated agents to be charged on an Account.

“Charge Transaction Data”: Account and/or Cardholder identification and transaction and experience information with regard to each purchase of Merchandise and/or Services charged by a Cardholder using his or her Credit Card.

“CI Value”: With respect to any Store at any time, the value computed for such Store in accordance with Section 9.01(b).

“Claimant”: As defined in Section 12.15(b).

“Closing Date”: As defined in the Purchase and Sale Agreement.

“Co-Branded Card”: A credit card, debit card or similar device, other than a Credit Card, bearing a Saks Mark.

“Composite Index”: At any time, the value computed in accordance with Section 9.01(a).

“Confidential Information”: As defined in Section 12.01.

“Continuing Director”: With respect to any Person, (i) any member of the board of directors of such Person while such individual is a member of the board, who was a member of the board on the date of this Agreement or (ii) any individual who subsequently becomes a member of the board of such Person, while such individual is a member of the board, if such individual’s nomination for election or election to the board is recommended or approved by a majority of the Continuing Directors.

“CPI”: The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, 1982-84=100, as published by the United States Department of Labor Bureau of Labor Statistics, or any successor organization.

“CPI Adjustment”: With respect to the Closing Date and the first, second and third anniversaries of the Closing Date, 1.00. With respect to each subsequent anniversary of the Closing Date, the CPI for the calendar month preceding the calendar month in which such anniversary falls, divided by the CPI for the calendar month in which the third anniversary of the Closing Date falls; provided, however that, (i) with respect to any anniversary of the Closing Date by which the CPI for the preceding calendar month has not been published, the CPI Adjustment shall be determined on the basis of the Company’s good faith estimate of the CPI for the preceding calendar month and (ii) the CPI Adjustment shall in no event be less than 1.00.

“Credit Card”: The plastic card, account number or other access device, the issuance of which qualifies as “credit card operations” under 12 U.S.C. § 1841(c)(2)(F), issued by Household Bank to a Cardholder for the purchase of Merchandise or Services under an Account but excluding (i) any debit card that does not provide the holder with the ability to obtain or access credit other than through an overdraft line of credit and (ii) any stored value, digital cash, electronic payments, prepaid card, gift card, smart card, or other access device that does not provide the holder with the ability to obtain or access credit other than through an overdraft line of credit.

“Credit Card Application”: A credit application submitted in order to establish an Account.

“Credit Card Business”: The private label credit card program relating to Accounts and made available to qualifying customers of the Company, its Affiliates, licensees and designated agents to make purchases of Merchandise and Services from the Company, its Affiliates, licensees or designated agents, including the extension of credit to Cardholders, the servicing of the Accounts, billings, collections, processing of Account transactions, the administration and management of the Accounts and Account Receivables, and all aspects of the private label credit card program relating to the Accounts, including servicing under the Master Trust Agreement (as defined in the Purchase and Sale Agreement).

“Credit Limit”: At any time, the then-maximum amount of credit that will be extended to a Cardholder under an Account, as established in accordance with the Underwriting and Credit Policy.

“Credit Slip”: Any evidence of an adjustment or credit on an Account relating to a return or exchange of Merchandise or cancellation of Services purchased with a Credit Card.

“Damages”: Any and all losses (including liquidated, special, consequential, punitive and exemplary damages), claims, damages (statutory or otherwise), Liabilities, judgments, settlements, awards (including back pay awards), demands, offsets, defenses, counterclaims, actions or proceedings, reasonable out-of pocket costs, expenses and attorneys’ fees (including any such reasonable costs, expenses and attorney’s fees incurred in enforcing any right of indemnification against any indemnifying Party or with respect to any appeal), interest and penalties, if any.

“Debt”: With respect to any Person, all liabilities, obligations and indebtedness of such Person to any other Person, of any kind or nature, now or hereafter owing, arising, due or payable, howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise, consisting of indebtedness for borrowed money or the deferred purchase price of property, excluding trade payables, but including (a) all Debt of any other Person secured by any Lien on such Person’s property, (b) all obligations or liabilities created or arising under any capital lease or conditional sale or other title retention agreement with respect to property used or acquired by such Person, even if the rights and remedies of the lessor, seller or lender thereunder are limited to repossession of such property (provided that all such obligations and liabilities under clause (a) or this clause (b) which are limited in recourse to the applicable property shall be included in Debt only to the extent of the book value of such property as would be shown on a balance sheet of such Person prepared in accordance with GAAP) and (c) all obligations and liabilities of such Person under guarantees.

“Early Termination Event”: A Saks Early Termination Event or a Household Early Termination Event.

“Event of Bankruptcy”: With respect to any Person, the occurrence of any of the following events: (a) with respect to any Person the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”), the FDIC or any other Governmental Authority having jurisdiction over such Person shall order the appointment of a custodian, receiver, liquidator, conservator, assignee, trustee, or sequestrator (or similar official) of such Person or of any substantial part of its properties, or order the winding-up or liquidation of the affairs of such Person, or (b) a decree or order, by a Governmental Authority having jurisdiction, shall be entered with respect to such Person and shall not be vacated, discharged, stayed or bonded within 60 days after the date of entry thereof (i) for relief in respect of such Person pursuant to the Bankruptcy Code, (ii) appointing a custodian, receiver, liquidator, conservator, assignee, trustee, or sequestrator (or similar official) of such Person or of any substantial part of its properties, or (iii) ordering the winding-up or liquidation of the affairs of such Person, or (c) a Person other than such Person shall file a petition seeking the institution of any proceedings specified in clauses (b)(i), (ii) or (iii) in respect of such Person, and such petition shall not be discharged or dismissed within 60 days after the date of filing thereof, or (d) such Person shall (i) file a petition seeking relief pursuant to the Bankruptcy Code, (ii) consent to the institution of proceedings pursuant thereto or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, conservator, assignee, trustee or sequestrator (or similar official) of such Person or of any substantial part of its properties or to the winding up or liquidation of its affairs or (iii) take corporate action in furtherance of any such action.

“Finance Charge Reversal Percentage”: With respect to any anniversary of the Closing Date, an amount, expressed as a percentage, equal to (i) the aggregate amount of all finance charges that had been assessed on the Accounts and then, during the twelve month period ending with the month containing such anniversary of the Closing Date, were reversed by the Company or its Affiliates, divided by (ii) the aggregate amount of all finance charges assessed on the Accounts during such twelve month period.

“Fiscal Quarter”: Any quarter of the Company’s fiscal year; provided, however, that, for the purposes of Article IX only, (i) if the period beginning on but excluding the Closing Date and ending on and including the last day of the fiscal quarter of the Company in which the Closing Date occurs is more than 45 days, such period shall also be deemed to be a Fiscal Quarter and (ii) if the period beginning on the first day of the last fiscal quarter in which the Amortization Period ends and ending on the last day of the Amortization Period is more than 45 days, such period shall also be deemed to be a Fiscal Quarter.

“Force Majeure Event”: Any natural or man-made disaster, armed conflict, act of terrorism, riot, labor disruption or any other circumstance beyond the applicable Person’s control (and not arising out of the misconduct of such Person or its Affiliates).

“GAAP”: United States generally accepted accounting principles consistently applied in accordance with past practices.

“Governmental Authority”: Any government, any state or any other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, in each case whether federal, state or local.

“HFC”: Household Finance Corporation and its successors.

“High Collar”: (i) With respect to the Finance Charge Reversal Percentage, 1.31%, (ii) with respect to the Late Fee Reversal Percentage, 10.10%, (iii) with respect to the Returned Check Fee Reversal Percentage, 6.70%; or, in each case, such other level as may from time to time be set by the Operating Committee.

“Household Early Termination Event”: As defined in Section 8.02(b).

“Household Entities”: Household Bank, HFC, and Primary Servicer.

“Household Guarantee”: The Household Guarantee (as defined in the Purchase and Sale Agreement) and each guarantee by HFC of a Primary Servicer’s obligations under a Servicing Agreement.

“Household International”: Household International, Inc., its successors and assigns.

“Household Issues”: The issues listed in Section 3.04(c).

“Household License”: As defined in Section 10.04(a).

“Household Marks”: The trademarks, service marks, trade names, corporate names, and logos listed on Exhibit 10.04, as such exhibit may be amended from time to time by written agreement of the Parties.

“Household Material Adverse Effect”: Any change, circumstance, occurrence, event or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to (i) the business, assets, financial condition, results of operations or prospects of any Household Entity or Household International (including HFC’s failure to maintain an investment grade rating from at least two of Fitch, Inc., Standard and Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. and Moody’s Investor Services, Inc.), or (ii) the ability of any Household Entity to consummate the transactions contemplated by the Transaction Documents.

“Household Owner”: With respect to a Household Mark, Household Bank or its Affiliate which owns such Household Mark.

“Household Products”: (i) General, multi-purpose bankcards that are not Co-Branded Cards or otherwise linked to the Saks Companies or competitive with or a substitute for Credit Cards and that do not permit transfer of balances from Credit Cards or offer similar features to Cardholders and (ii) credit card protection services, credit life, disability or unemployment insurance services or debt cancellation services.

“Household Switching Cost”: $50,000,000, which the Parties agree is a reasonable estimate of the cost to Household Bank and its Affiliates of terminating the Program and implementing alternative arrangements.

“In-Store Payment”: A payment on an Account made by a Cardholder (or any Person acting on behalf of such Cardholder) at a Store.

“Independent Appraiser”: A nationally recognized investment banking firm or firm of independent certified public accountants of recognized standing that is regularly engaged in the business of appraising credit card receivables, and which is not an Affiliate of any Party.

“Late Fee Reversal Percentage”: With respect to any anniversary of the Closing Date, an amount equal to (i) the aggregate amount of all late fees that had been assessed on the Accounts and then, during the twelve month period ending with the month containing such anniversary of the Closing Date, were reversed by the Company or its Affiliates, divided by (ii) the aggregate amount of all late fees assessed on the Accounts during such twelve month period.

“Liabilities”: As defined in the Purchase and Sale Agreement.

“Lien”: Any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, easement or encumbrance, preference, priority or other security agreement of any kind or nature whatsoever.

“Liquidity”: At any date of determination, the sum of the cash and marketable securities held by the Company and its Affiliates plus the aggregate amount then available to be borrowed by the Company and its Affiliates under all then existing borrowing arrangements.

“Listed Ancillary Products”: The programs, products or services listed on Schedule 3.10(c), as such Schedule may be amended from time to time in accordance with Section 3.10(d).

“Low Collar”: (i) With respect to the Finance Charge Reversal Percentage, 1.19%, (ii) with respect to the Late Fee Reversal Percentage, 9.10%, (iii) with respect to the Returned Check Fee Reversal Percentage, 6.10%, or, in each case such other level as may from time to time be set by the Operating Committee.

“Loyalty Programs”: With respect to Parisian Cardholders, the “Signature Club” program, with respect to Saks Fifth Avenue Cardholders, the “SaksFirst” program and, with respect to all other Cardholders, the “Your Rewards” program, as each such program is amended from time to time.

“LTM Average Composite Index”: At any time after the first anniversary of the Closing Date, (a) the sum of the Composite Index on the last day of each of the preceding twelve fiscal months, divided by (b) twelve. Prior to the first anniversary of the Closing Date, the average of the values of the Composite Index on the last day of each of the fiscal months that have ended since the Closing Date.

“LTM Net Volume”: With respect to the Closing Date, the aggregate of all amounts billed to cardholders for sales of Merchandise and Services, including sales taxes, during the preceding twelve fiscal months under accounts then owned by NBGL, minus all credits posted to such accounts during the preceding twelve fiscal months (other than credits representing payments in respect of account receivables), and, with respect to any anniversary of the Closing Date, the aggregate of all amounts billed to Cardholders for sales of Merchandise and Services, including sales taxes, during the preceding twelve fiscal months under Accounts, minus all credits posted to the Accounts during the preceding twelve fiscal months (other than credits representing payments in respect of Account Receivables).

“Marketing Contribution”: As defined in Section 2.04(b).

“Marketing Plans”: Marketing and promotional programs for the origination of new Accounts, or renewed or increased usage of existing Accounts, including first purchase discounts, SaksFirst and other Loyalty Programs, bounce backs and sales associate compensation programs (including incentives for special promotions) in effect on the date hereof.

“Master Trust Agreement”: As defined in the Purchase and Sale Agreement.

“Merchandise”: Those goods, including accessories, delivery services, gift cards, gift certificates, shipping and handling, sold or charged from time to time after the date of this Agreement at retail by the Saks Companies, their Affiliates, licensees, or designated agents in a Store to the general public for personal, family or household use.

“NBGL”: As defined in the recitals to this Agreement.

“NBGL Retained Accounts”: The NBGL Retained Accounts (as defined in the Purchase and Sale Agreement) and all accounts acquired by NBGL from Household Bank in accordance with the Receivables Purchase Agreement after the Closing Date.

“Net Finance Charges”: For any calendar month, the aggregate of all late fees, finance charges, returned check fees and any other interest, charge, fee or expense (other than charges for the purchase of Merchandise or Services), imposed on, or incurred by, Accounts that are less than Vision21 cycle due 8 (or as comparably described in any successor system) contractually delinquent in payment during such calendar month, reduced by any amounts waived in respect of such Accounts during such calendar month. (It being understood that the Company intends not to assess any finance charges or late fees on Accounts that are Vision21 cycle due 8 or more.) For any period less than a full calendar month, a pro rata portion of the Net Finance Charges for the entire calendar month based on the number of days elapsed in such period.

“New Portfolio”: As defined in Section 9.03(a) hereof.

“Non-standard Account Receivable”: As defined in the Servicing Agreement.

“Non-standard Account Receivable Ratio”: As defined in the Servicing Agreement.

“Operating Committee”: As defined in Section 3.01.

“Opinion of Counsel”: A written opinion of counsel (including a reasoned opinion) in form and substance reasonably acceptable to the recipient and given by (i) outside counsel reasonably acceptable to the recipient or (ii) (A) in the case of Opinions of Counsel delivered by Household Bank, the General Counsel for the Retail Services Division of Household International or any other attorney with comparable responsibilities or (B) in the case of Opinions of Counsel delivered by a Seller, the Deputy General Counsel of the Company or any other attorney with comparable responsibilities.

“Other Party”: As defined in Section 12.14(b).

“Party”: When used in the singular, either one of the Saks Companies or Household Bank, or the Saks Companies on the one hand and Household Bank on the other hand, as the context requires, and when used in the plural, both the Saks Companies and Household Bank.

“Person”: Any individual, partnership, corporation, trust, limited liability company, unincorporated organization, government or department or agency thereof or any other entity.

“Policy and Reporting Guidelines”: The Policy and Reporting Guidelines attached hereto as Exhibit 1.01.

“POS Network”: As defined in Section 3.05(k).

“Prepaid Program Fee”: As defined in the Purchase and Sale Agreement.

“Primary Servicer”: Household Corporation or any Replacement Primary Servicer.

“Primary Servicing Agreement”: The agreement by which Household Bank has appointed Household Corporation as Primary Servicer, as referred to in Section 3.09(a).

“Prime Rate”: With respect to any Business Day, the rate published as the “Prime Rate” in the “Money Rates” section or other comparable section of The Wall Street Journal on such date. In the event The Wall Street Journal publishes a prime rate range, the average of that range, as reasonably determined by the Company, shall be the Prime Rate. In the event The Wall Street Journal no longer publishes a “Prime Rate” entry, the Prime Rate shall be determined based on comparable data in such manner as the Parties may agree.

“Program”: The program for the Credit Card Business established by this Agreement. The term “Program” includes the extension of credit, billings, collections, accounting between the Parties and all aspects of the conduct of the Credit Card Business contemplated herein.

“Program Accounts Portfolio”: All Accounts owned by Household Bank.

“Program Fee”: As defined in Section 5.01(a).

“Program Fee Percentage”: At any time, the applicable percentage computed in accordance with Section 5.01(b).

“Purchase and Sale Agreement”: The Purchase and Sale Agreement among Sellers and Household Bank, dated as of July             , 2002, as amended from time to time.

“Receivables Purchase Agreement”: As defined in the Purchase and Sale Agreement.

“Reference Banks”: Citibank, N.A., Monogram Credit Card Bank of Georgia, and the Retailer Reference Banks; provided that, upon the occurrence of a material adverse change in the business, financial condition or results of operations of a Reference Bank (as determined by the Company in its reasonable judgment), such entity shall cease to be a Reference Bank. A condition is true with respect to the Reference Banks if it is true with respect to at least two Reference Banks, including at least one Retailer Reference Bank.

“Replacement Primary Servicer”: As defined in Section 4.05 hereof.

“Replacement Servicing Agreement”: As defined in Section 4.05 hereof.

“Requirements of Law”: With respect to any Party, any certificate of incorporation, articles of association, charter, by-laws or other organization or governing documents of such Party, and any law, ordinance, statute, treaty, rule, judgment, regulation or other determination or finding of any arbitrator or governmental authority applicable to or binding upon such Party, its business or assets, or to which such Party, its business or assets, is subject, whether federal, state, county, local or otherwise (including usury laws, the Federal Truth-in-Lending Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and any implementing regulations).

“Respondent”: As defined in Section 12.15(b).

“Retailer Reference Banks”: FDS Bank, Nordstrom fsb, Retailers National Bank, and May National Bank of Ohio.

“Returned Check Fee Reversal Percentage”: With respect to any anniversary of the Closing Date, an amount, expressed as a percentage, equal to (i) the aggregate amount of all returned check fees that had been assessed on the Accounts and then, during the twelve month period ending with the month containing such anniversary of the Closing Date, were reversed by the Company or its Affiliates, divided by (ii) the aggregate amount of all returned check fees assessed on the Accounts during such twelve month period.

“Saks Early Termination Event”: As defined in Section 8.02(a).

“Saks Guarantee”: As defined in the Purchase and Sale Agreement.

“Saks Issues”: The issues listed in Section 3.04(d).

“Saks License”: As defined in Section 2.05.

“Saks Marks”: The trademarks, service marks, trade names, corporate names, and logos listed on Exhibit 10.01, as such exhibit may be amended from time to time by written agreement of the Parties, to the extent the same are used by Stores.

“Saks Material Adverse Effect”: Any change, circumstance, occurrence, event or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the ability of any Saks Company to perform its obligations under this Agreement.

“Saks Owner”: With respect to a Saks Mark, the Company or its Affiliate which owns such Saks Mark.

“Saks Switching Cost”: $25,000,000, which the Parties agree is a reasonable estimate of the cost to the Company and its Affiliates of terminating the Program and implementing alternative arrangements.

“Securitization Assumption Date”: The date on which the Company (or its designee) purchases the Accounts Receivable in the event the Company exercises its option to do so in accordance with Section 8.03(a), 8.04(b), 8.05(a) or 9.06, or as soon thereafter as is reasonably practicable.

“Securitization Default”: Any payout event, early amortization event, servicer default or similar event under the Master Trust Agreement or any comparable agreement funding the continuing purchase of Account Receivables, other than any such event arising solely out of a breach at any time of the Servicing Agreement or Subservicing Agreement by McRae’s or any action of Sellers prior to the Closing Date.

“Sellers”: As defined in the recitals to this Agreement.

“Services”: Work or labor to be performed by or at the instance of the Saks Companies, their Affiliates, licensees and/or designated agents for the benefit of a Cardholder in the ordinary course of business. Such work or labor may include Merchandise used or to be used in the performance of such work or labor.

“Servicing Agreement”: The Servicing Agreement (as defined in the Purchase and Sale Agreement) and any Replacement Servicing Agreement.

“Servicing and Collection Policy”: The collective practices, policies and procedures regarding servicing of accounts (including billing, collection, charge-off and other activities) as developed from the Policy and Reporting Guidelines and that have been approved by Household Bank and the Company on the Closing Date, as the same may from time to time be amended pursuant to Section 3.04.

“Solvent”: When used with respect to any Person, that (a) the present fair salable value of such Person’s assets exceed the total amount of its liabilities, (b) such Person is able to pay its debts as they become due and (c) such Person does not have unreasonably small capital to carry on its business as theretofore operated and all business in which such Person is about to engage.

“Subservicing Agreement”: The Subservicing Agreement between McRae’s and HFC, dated as of the Closing Date.

“Special Credit Card Programs”: The following accounts and plans offered by NBGL on the date hereof: (i) Major Purchase, (ii) 3 Month Zero Interest, (iii) Furniture, (iv) Convenient Installment, (v) Deferred, (vi) Table Top, (vii) Parisian “No Interest,” (viii) Silver, Fine China and Crystal, (ix) No Interest, No Payment and (x) Extended (formerly 12 Month) Zero Interest.

“Stores”: At any time, the Bergner’s, Boston Store, Carson Pirie Scott, Herberger’s, McRae’s, Parisian, Proffitt’s, Saks Fifth Avenue, Off 5th and Younkers retail stores then operated by the Saks Companies or their Affiliates and located in the United States, together with any other stores then operated by the Saks Companies or their Affiliates that have been added to the Program as provided in Section 9.03 or Section 9.04 and remain subject thereto. “Store” shall also include (i) any location or operation which sells Merchandise and/or Services by mail order or over the telephone or Internet (including through third-party Internet portals to which one or more of the aforementioned Stores operated by the Saks Companies are linked) using one or more Saks Marks and (ii) any department within a Store location operated by an unrelated party pursuant to a license from the Company or its Affiliates.

“Term”: The period from and including the Closing Date to the termination of this Agreement pursuant to Article VIII.

“Territory”: The United States.

“Third-Party Claim”: Any civil, criminal or administrative action, suit, hearing, investigation, inquiry, subpoena, claim, allegation or proceeding (including cross-claims and counterclaims), in each case, of or by a Person other than a Party to this Agreement or an Affiliate of any such Party.

“Transaction Documents”: As defined in the Purchase and Sale Agreement.

“Transition Plan”: The transition plan agreed to between the Parties on the Closing Date as to the actions the Parties shall take to implement the Program in accordance with this Agreement.

“Tribunal”: As defined in Section 12.15(a).

“Underwriting and Credit Policy”: The collective practices, policies and procedures regarding underwriting and account management (including origination of Accounts and extension of credit, including underwriting criteria, Credit Limit assignments, credit terms and all other terms of the Cardholder Agreements and other Account Documentation, marketing, portfolio management and other activities) as developed from the Policy and Reporting Guidelines and that have been approved by Household Bank and the Company on the Closing Date, as the same may from time to time be amended pursuant to Section 3.04.

“Unearned Prepaid Program Fee”: At any time, the amount computed in accordance with Section 9.01(c).

Section 1.02. Certain Interpretive Matters. As used herein, (i) accounting terms not otherwise defined herein shall be construed in accordance with GAAP, (ii) references to the “United States” shall include the District of Columbia; (iii) the term “including” is meant to be inclusive and shall be deemed to mean “including without limitation,” (iv) the word “or” is disjunctive, but not necessarily exclusive and (v) the term “knowledge” shall mean the actual (and not imputed) knowledge of the relevant Party. Wherever in this Agreement reference is made to a calculation to be made in accordance with GAAP, such reference shall be deemed to be to the GAAP from time to time applicable as at the date on which such calculation is made or required to be made in accordance with GAAP, unless the context otherwise requires. Any capitalized terms used in this Agreement referring to Account Documentation shall refer to Approved Forms thereof.

Section 1.03. Singular and Plural. Words used herein in the singular, where the context so permits, shall be deemed to include the plural and vice versa. The definitions of words in the singular herein shall apply to such words when used in the plural where the context so permits and vice versa.

Section 1.04. Amendment of Defined Instruments. Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement that refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments and restatements of such agreement, instrument, or document. Nothing contained in this Section 1.04 shall be construed to authorize any such renewal, extension, modification, amendment, or restatement.

Section 1.05. Clarification of “Legal or Regulatory Requirements”. For the avoidance of doubt, the phrase “legal or regulatory requirements” encompasses all applicable safety and soundness considerations.

Section 1.06. Compliance with the Bank Secrecy Act. For the avoidance of doubt, the Bank Secrecy Act is among the Requirements of Law (as used in Section 7.06 of this Agreement and Section 2.02(a)(ii) of the Servicing Agreement) and McRae’s will, among other actions taken to satisfy its obligations under Section 2.02(a)(ii) of the Servicing Agreement, take the steps specified in Exhibit A [to the Supplemental Transaction Agreement].

Section 1.07. Compliance with Law in Final Decisions on Household Issues and Saks Issues. For the avoidance of doubt, the covenant in Section 7.06 of this Agreement is applicable with respect to the making of final decisions pursuant to Section 3.03(d) of this Agreement by Household Bank (regarding Household Issues) or by the Company (regarding Saks Issues). For the avoidance of doubt, the Parties agree that the Operating Committee shall carry out its responsibilities in accordance with all applicable Requirements of Law.

ARTICLE II

ESTABLISHMENT OF PROGRAM

Section 2.01. Establishment of Program, Generally.

(a) Subject to the terms and conditions of this Agreement, Household Bank and the Saks Companies hereby establish the Program and shall participate in the Program during the Term for the purpose of extending revolving credit with respect to Accounts for the purchase of Merchandise and Services from Stores. The Credit Card Business has been crucial to the overall level of customer satisfaction experienced by the Company and its Affiliates and, as a consequence, has significantly contributed to, and significantly affected, their sales growth, results of operations, and financial condition. The Saks Companies are entering into this Agreement for the purpose of enhancing, through successful operation of the Program and the Credit Card Business, sales growth, results of operations and financial condition of the Company and its Affiliates. It is the Parties’ intention that the Program and the Credit Card Business be operated in a manner that will increase the overall level of customer satisfaction experienced by the Company and its Affiliates.

(b) The Company shall, directly or through one or more Affiliates, accept and process Credit Card Applications in accordance with the underwriting criteria, credit limit assignment policy and other requirements set forth in the Underwriting and Credit Policy. Household Bank shall have no recourse against the Company or its Affiliates in respect of unpaid Accounts except as provided in Section 4.03.

(c) With respect to each Applicant who qualifies for credit under the Underwriting and Credit Policy, Household Bank shall promptly open an Account and issue a Credit Card. The terms and conditions upon which a Cardholder may use the Credit Card, and upon which Household Bank shall extend credit to a Cardholder, shall be governed by the Cardholder Agreement between such Cardholder and Household Bank.

(d) Household Bank and the Company each shall take all actions, and cause its Affiliates to take all actions, in a timely manner as may be necessary to implement the Transition Plan in accordance with its terms.

Section 2.02. Extension of Credit By Household Bank. Subject to (a) the Credit Limits applicable to each Account, (b) the terms and conditions in the Cardholder Agreement and (c) the Underwriting and Credit Policy, Household Bank shall extend credit to Cardholders in amounts set forth as the total for any purchase(s) reflected in Charge Transaction Data received by Household Bank.

Section 2.03. Stores to Honor Credit Card. During the Term and subject to Section 8.03(e), the Company shall cause each Store to honor Credit Cards bearing the name of such Store for purchases of Merchandise and Services in accordance with the purchase authorization and other operating procedures established in the Underwriting and Credit Policy. In accordance therewith, the Company shall cause each Store to input Charge Transaction Data into the POS Network immediately after each such purchase occurs. In the event the POS Network is not in operation, authorizations for Cardholder purchases shall be obtained as provided in the Underwriting and Credit Policy.

Section 2.04. Promotion of Program.

(a) In accordance with the Marketing Plans, Household Bank and the Saks Companies shall cooperate with each other and actively support and promote the Program and promote Credit Cards to Cardholders, both existing and potential, in order to encourage the acquisition and usage of Accounts by Cardholders.

(b) On the Closing Date and each one year anniversary thereof occurring prior to the termination of this Agreement, Household Bank shall pay to the Company a marketing contribution (the “Marketing Contribution”) equal to (i) $3,000,000 multiplied by the CPI Adjustment plus (ii) 0.14% multiplied by the LTM Net Volume. The Company shall use the Marketing Contribution for the marketing of the Credit Card Business.

Section 2.05. License to Use Saks Marks. Subject to the terms and conditions set forth herein (including Section 10.01, Section 10.02 and Section 10.03), each Saks Owner hereby grants to Household Bank a non-exclusive, non-transferable, non-sublicensable (except as set forth below) right and license to use the Saks Mark(s) owned by such Saks Owner solely in the Territory and solely as and to the extent necessary to (i) prepare and print marketing materials, credit cards and credit card applications and agreements and displays, in each case in connection with the Program and in accordance with the terms hereof and (ii) otherwise carry out Household Bank’s responsibilities hereunder (the “Saks License”). The royalty for the Saks License is included in the Prepaid Program Fee and Program Fee payable to the Company pursuant to Article V.

Section 2.06. Competitive Programs.

(a) Except as permitted in Article IX, the Saks Companies shall not during the Term, unless Household Bank agrees otherwise in writing, make available, or enter into the provision of, any credit program, credit facility or credit card program directed to customers who are individuals other than (i) credit provided in connection with the Program hereunder, (ii) credit provided by generally accepted multi-purpose credit or debit cards such as American Express, Mastercard, Visa and Discover, including any cooperative marketing program established to support such cards (except that any Co-Branded Card, even if issued by any of the foregoing, shall be prohibited), (iii) credit provided in connection with accounts for commercial or business customers, (iv) credit provided by merchandise vendors and (v) credit provided in connection with the NBGL Retained Accounts or in connection with any other accounts opened or acquired and retained by the Company or its affiliates consistent with Article IX.

(b) Notwithstanding anything to the contrary contained herein, there shall be no limit on the ability of the Company or its Affiliates to accept any credit card product, including in stores operated by the Company or its Affiliates, or to offer or accept in any way (i) any debit card or access device that does not provide the holder with the ability to obtain or access credit other than through an overdraft line of credit or (ii) any stored value, digital cash, electronic payments, prepaid card, smart card, gift card, or other access device that does not provide the holder with the ability to obtain or access credit other than through an overdraft line of credit.

ARTICLE III

ADMINISTRATION OF PROGRAM

Section 3.01. The Operating Committee.

(a) The Parties hereby establish a committee (the “Operating Committee”) to oversee and review the conduct of the Credit Card Business pursuant to this Agreement. The Operating Committee shall consist of six voting members and up to four non-voting members, with an equal number appointed by the Company and by Household Bank. The voting members appointed by each of the Company and Household Bank shall include its chief financial officer, general counsel and senior credit officer or other personnel of comparable rank as may from time to time be designated by it.

(b) Each party shall have the right to remove or replace, consistent with Section 3.01(a), its appointees for any reason at any time and to fill any vacancy with respect to any of its appointees, whether due to death, resignation or cessation of employment with the appointing party.

(c) The Operating Committee may appoint one or more subcommittees and special committees to assume specific responsibilities. Special committee members need not be members of the Operating Committee.

Section 3.02. Responsibilities of the Operating Committee. The Operating Committee’s responsibilities shall include:

(a) Periodic and at least annual review of Account Documentation in connection with the Program.

(b) Monthly review of the Parties’ performance, and costs incurred, under this Agreement and the Servicing Agreement, including:

(i) New account approval rate, initial Credit Limit assignments and Credit Limit changes,

(ii) Customer service standards,

(iii) Operating standards,

(iv) Systems reliability,

(v) Servicing activity, including performance of collections,

(vi) Projected capital expenditures relating to the administration of the Program and growth of the Credit Card Business and

(vii) Performance of the Program Accounts Portfolio, including delinquencies and charge-offs.

(c) Agreement by December 1 on the next calendar year’s schedule of monthly meetings.

(d) Overseeing compliance with the Underwriting and Credit Policy and the Servicing and Collection Policy and reviewing and/or approving changes thereto, including reviewing and/or approving the following:

(i) Credit terms, including:

(A) minimum payment, grace period and over-limit fees, and

(B) all other credit terms, including annual percentage rates, late fees, and other charges;

(ii) Credit underwriting criteria;

(iii) Risk management policies;

(iv) Billing adjustment policies, including finance charge and late fee reversals and rebates;

(v) Card design and collateral aesthetics;

(vi) Look, feel and content of billing statements;

(vii) Customer contact and communications;

(viii) Marketing Plans;

(ix) The Business Plan;

(x) The Annual Budget;

(xi) Capital expenditures, including

(A) expenditures for maintenance of existing systems and

(B) systems improvements and/or upgrades and new interfaces;

(xii) New credit card products proposed to be offered by Household Bank to existing Cardholders;

(xiii) Ancillary Products proposed to be offered to existing Cardholders; and

(xiv) Resolution of disputes as contemplated by Section 3.03(d).

Section 3.03. Operating Committee Procedures.

(a) The Operating Committee shall hold regular monthly meetings. Special meetings may be held when scheduled by a prior act of the Operating Committee or when called by delivery of at least 5 Business Days’ prior written notice by either party. Any such notice must specify the purpose of the special meeting. If fewer than all committee members are present in person, by telephone or by proxy, the business transacted at such special meeting shall be limited to that stated in the notice. Meetings may be held in person or by conference call, except that one quarter of monthly meetings shall be held in person. The Operating Committee shall meet in voting-members-only executive session except for those portions of meetings at which other personnel of the Company or its Affiliates and/or Household Bank should, and are invited to, be present. Meetings in person shall alternate between the Company’s and Household Bank’s locations. If such a meeting is to be held at a Company location it may be held in Birmingham, Alabama, Jackson, Mississippi or New York City, as the Company may select. If such a meeting is to be held at a Household Bank location it may be held in Prospect Heights, Illinois, New Castle, Delaware or Las Vegas, Nevada, as Household Bank may select.

(b) The Parties shall use reasonable best efforts to ensure their respective voting members are present at each Operating Committee meeting. Any committee member who is unable to attend an Operating Committee meeting due to illness or other incapacity may designate a substitute to attend and vote at such meeting in his or her place provided that the other committee members are notified of the substitution at least one Business Day prior to the meeting. Any substitute so designated must have decision-making authority comparable to that of the ill or incapacitated member.

(c) The Operating Committee may take any action authorized under this Agreement either at a meeting or by written consent of the number of members necessary to authorize such an action at a meeting. Each committee member (other than non-voting members) shall have one vote. A quorum, consisting of at least 5 voting members (or permitted substitutes), must be present to transact business at any meeting. Although non-voting members shall be entitled to attend all Operating Committee meetings (other than voting-members-only executive sessions), their presence shall not count towards a quorum. Except as described below with respect to Saks Issues and Household Issues, authorization of an action shall require the affirmative vote of at least 4 voting members of the Operating Committee.

(d) If for a period of ten Business Days the Operating Committee fails to agree on a material element of any Business Plan, Annual Budget or Marketing Plan or any other matter of material significance to the Credit Card Business, then the president of Household Bank and the vice chairman of the Company (or any other similarly ranking official of Household Bank or the Company, as the case may be, who is not an Operating Committee member and shall have been designated, in advance of the matter requiring resolution, in writing by one Party to the other Party) shall in good faith attempt to resolve the dispute or difference. If after ten Business Days such dispute or difference remains unresolved, the disagreement shall constitute a deadlock. In the event of a deadlock, the final decision shall rest with Household Bank, in the case of Household Issues, or the Company, in the case of Saks Issues. If the matter that is the subject of such a dispute or difference is not a Household Issue or a Saks Issue, then the matter shall be deemed rejected by the Operating Committee. Notwithstanding the foregoing, if the matter that is the subject of such a dispute or difference is a Household Issue set forth in Section 3.04(c)(i), then Household Bank may not make any change unless, in Household Bank’s reasonable judgment, such change is dictated by legal or regulatory requirements as evidenced by an Opinion of Counsel. Nothing in this Agreement shall prevent Household Bank from immediately making any change or taking any action where, in Household Bank’s reasonable judgment as evidenced by an Opinion of Counsel, such immediate change or action is dictated by legal or regulatory requirements.

(e) Notwithstanding anything to the contrary contained herein (other than the final sentence of Section 3.03(d)), prior to the first anniversary of the date of this Agreement, modifications to the Underwriting and Credit Policy and the Servicing and Collection Policy (other than modifications that, in Household Bank’s reasonable judgment, are dictated by legal or regulatory requirements as evidenced by an Opinion of Counsel) may be made only by majority (or greater) vote of the Operating Committee (and the deadlock mechanism described in Section 3.03(d) shall not apply).

(f) Notwithstanding anything to the contrary contained herein, Household Bank shall not override any vote of the Company’s voting members of the Operating Committee in a way that would result in any aspect of the Program being more onerous or less beneficial to the Cardholders or the Company than Household Bank’s other private label credit card programs unless (i) Household Bank’s position on the issue is dictated by legal or regulatory requirements and (ii) it adopts, and certifies to the Company that it has adopted, the same position with respect to each of its other private label credit card programs that are similarly impacted by such legal or regulatory requirements or to which such legal or regulatory requirements could similarly be applied.

(g) Notwithstanding anything to the contrary contained herein, Household Bank shall offer the Special Credit Card Programs during the Term to Cardholders and qualifying Applicants in accordance with the terms specified in the Underwriting and Credit Policy; provided, however, such Programs shall be offered only at substantially the same level, frequency and volume and substantially upon such terms as have been historically offered by the Saks Companies. Future special credit card programs and expansions of existing Special Credit Card Programs may be offered with the approval of the Operating Committee.

(h) If either Party, over the objection of the other Party’s voting members on the Operating Committee, shall make any change to the Servicing and Collection Policy or the Underwriting and Credit Policy which has a material impact on the reasonableness of either (i) the standards contained in the Servicing Agreement for the Servicer’s performance of its duties thereunder or (ii) the standards applied in Section 5.03 of this Agreement, then the Parties agree to use their reasonable best efforts to make appropriate adjustments to such standards.

Section 3.04. Underwriting and Credit Policy and Servicing and Collection Policy.

(a) The Underwriting and Credit Policy and the Servicing and Collection Policy shall each govern all aspects of the Program that are addressed in such policy.

(b) Each Party may propose amendments to, or modifications of, any provision of the Underwriting and Credit Policy or Servicing and Collection Policy. At its monthly meetings, the Operating Committee shall review all amendments or modifications of the Underwriting and Credit Policy or the Servicing and Collection Policy proposed during the preceding month and shall direct that the relevant policy be updated to reflect any such changes that are approved in accordance with Section 3.03.

(c) In accordance with and subject to Section 3.03, Household Bank shall have ultimate decision-making authority over the provisions of the Underwriting and Credit Policy or Servicing and Collection Policy concerning the following issues:

(i) Credit terms, including:

(A) minimum payment, grace period and over-limit fees, and

(B) all other credit terms, including annual percentage rates (which shall be subject to change over the objection of the Company only in accordance with the implementation of a variable interest rate for the Accounts pursuant to Section 5.01(b)), late fees, and other charges;

(ii) Credit underwriting criteria;

(iii) Risk management policies;

(iv) Capital expenditures by Household Bank for systems improvements and/or upgrades and new interfaces;

(v) Proposed offerings of Household Products; and

(vi) Content of billing statements that is dictated by legal or regulatory requirements, as evidenced by an Opinion of Counsel.

(d) In accordance with and subject to Section 3.03, the Company shall have ultimate decision-making authority over the provisions of the Underwriting and Credit Policy or Servicing and Collection Policy concerning the following issues:

(i) Card design and collateral aesthetics provided that the per card cost of providing such Card design and collateral aesthetics does not materially exceed the per card cost of providing the Card designs and collateral aesthetics in use on the Closing Date;

(ii) Look, feel and content of billing statements, except for content that is dictated by legal or regulatory requirements, as evidenced by an Opinion of Counsel;

(iii) Marketing Plans (other than new Marketing Plans that require funding from both Parties or are funded solely by Household Bank);

(iv) Capital expenditures for maintenance of, and improvements to, the Company’s or its Affiliates’ existing systems;

(v) New credit card products (other than Household Products) proposed to be offered by Household Bank to existing Cardholders;

(vi) Ancillary Products proposed to be offered to existing Cardholders;

(vii) Cross-selling by Household Bank of any products other than Household Products; and

(viii) Communications and/or contacts with Cardholders (other than as required to maintain and service the Accounts or otherwise provided in this Agreement), including use of telemarketing techniques by Household Bank.

Section 3.05. Certain Saks Companies Responsibilities. The Saks Companies shall take commercially reasonable steps to conduct all activities of the Saks Companies in respect of the Accounts in a high quality manner, in such a way as not to disparage or embarrass Household Bank or its name, and with a level of service to Cardholders that is not less in any material respect than the level of service provided to holders of Store credit cards by the Company and its Affiliates in respect of such activities prior to the date hereof. The Saks Companies agree to carry out the following responsibilities using commercially reasonable efforts, in accordance with the Underwriting and Credit Policy and the Servicing and Collection Policy, each as in effect from time to time and as applicable:

(a) solicit new Accounts through in-store “instant/express credit” procedures, display of mail-in Credit Card Applications provided by Household Bank, use of employee Credit Card Applications based on forms provided by Household Bank and provision of Internet Credit Card Applications based on content provided by Household Bank;

(b) pay sales associate compensation relating to solicitation of new Accounts;

(c) as provided in the Servicing Agreement, maintain a system to process Credit Card Applications, using the underwriting criteria and Credit Limit assignment policy set forth in the Underwriting and Credit Policy;

(d) implement and administer the Marketing Plans approved in accordance with the provisions of this Agreement;

(e) as provided in the Servicing Agreement, maintain a call center to respond to inquiries from Cardholders and to deal with billing-related claims and adjustments (including by making finance charge and late fee reversals and rebates), charge authorizations and Credit Card Applications;

(f) as provided in the Servicing Agreement, provide Account monitoring services, including identification of delinquencies and need for collection efforts, credit-line adjustments, over-limit authorizations and deactivation or cancellation of Accounts;

(g) as provided in the Servicing Agreement, prepare, process and mail billing statements, including customer correspondence and statement inserts;

(h) receive In-Store Payments, Call Center Payments and payments made directly to its credit department lockboxes, subject to remittance to Household Bank as provided in Section 3.11 and Section 4.01(b);

(i) as provided in the Servicing Agreement, handle early stage collection efforts in respect of delinquent accounts;

(j) administer Program Accounts Portfolio risk management strategies;

(k) provide and install point-of-sale devices that can request and receive all appropriate credit-related authorizations (the “POS Network”);

(l) as provided in the Servicing Agreement, prepare and provide Account Documentation (other than Cardholder Agreements, notification of changes in Account terms and privacy policy notifications of Household Bank required by Section 3.06(c) to be prepared and provided by Household Bank);

(m) cooperate with Household Bank in Household Bank’s development of the Business Plan and the Annual Budget;

(n) as provided for in the Servicing Agreement, maintain adequate computer and communications systems and other equipment and facilities necessary or appropriate for servicing the Program Accounts Portfolio; and

(o) as provided for in the Servicing Agreement, maintain a disaster recovery plan and have in place sufficient back-up systems, equipment, facilities and trained personnel to implement such disaster recovery plan so as to service the Program Accounts Portfolio continuously through a disaster.

Section 3.06. Certain Household Bank Responsibilities. Household Bank shall take commercially reasonable steps to conduct all activities of Household Bank in respect of the Accounts in a high quality manner, in such a way as not to disparage or embarrass the Company or its Affiliates or their names, and with a level of service to Cardholders that is not less in any material respect than the level of service provided to holders of Store credit cards by the Company and its Affiliates in respect of such activities prior to the date hereof. Household Bank agrees to carry out the following responsibilities using commercially reasonable efforts at its own expense (except as expressly provided herein) in accordance with the Underwriting and Credit Policy and the Servicing and Collection Policy, each as in effect from time to time and as applicable:

(a) implement the Transition Plan;

(b) assign to the Program a relationship manager reasonably acceptable to the Company;

(c) in accordance with Section 3.09, prepare and provide Cardholder Agreements, notification of changes in Account terms and, in accordance with Section 3.07(g), privacy policy notifications of Household Bank, all in compliance with applicable Requirements of Law;

(d) comply with the terms of the Cardholder Agreements;

(e) prepare forms of Credit Card Applications and marketing materials and provide the Company and its Affiliates with an adequate supply of the same;

(f) implement pre-screened application programs;

(g) extend credit on newly originated and existing Accounts;

(h) review the underwriting criteria, credit terms and risk management policy of the Program and submit any proposed changes to the Operating Committee;

(i) in accordance with Section 3.09, process remittances from Cardholders;

(j) in accordance with Section 3.09, integrate and interface the Parties’ information technology systems, including managing modifications to those systems and coordinating and cooperating with Saks’ information technology team in order to implement the Transition Plan and maintain such integrations and interfaces;

(k) cooperate in the development, implementation and administration of Marketing Plans;

(l) fund Program marketing and promotional expenses as provided in Section 2.04(b);

(m) subject to all Requirements of Law,

(i) where expressly permitted by Household Bank’s agreements with other retail merchants, permit the Saks Companies to solicit or offer Merchandise and Services to cardholders of such retail merchant’s private label credit card program and

(ii) unless expressly prohibited by any applicable contracts governing the use of such information or unless, in Household Bank’s reasonable judgment, contrary to the express desires of any party to any such applicable contracts, provide transaction and experience information about holders of Household Bank’s other credit cards and consumer loan products and assist the Company and its Affiliates in the use of such information to develop marketing and merchandising plans for their business;

(n) appoint day-to-day liaisons in each key functional area of the Program;

(o) prepare annually for submission to the Operating Committee not later than December 1 of each calendar year during the Term, a proposed Annual Budget and Business Plan;

(p) offer the Special Credit Card Programs in accordance with Section 3.03(g) and

(q) in accordance with Section 3.09, handle late stage collection efforts in respect of delinquent Accounts.

Section 3.07. Ownership of Accounts and Cardholder Information.

(a) Household Bank shall be the owner of the Accounts and shall be entitled to receive all payments made by Cardholders on Accounts.

(b) Household Bank shall be the sole and exclusive owner of:

(i) any credit bureau report obtained by or on behalf of Household Bank pertaining to a Cardholder, and any credit scoring and decision information, analyses of credit quality and credit risk, analyses prepared for the purpose of fraud or suspicious activity monitoring, or other similar analyses prepared by or on behalf of Household Bank and maintained in Household Bank’s credit file pertaining to a Cardholder;

(ii) any information collected by or on behalf of Household Bank from a Cardholder in response to the following items in a Credit Card Application: date of birth, previous address, time spent at any address, employment information, document identification information (including passport number and drivers license number) and information regarding other credit cards held by the Cardholder; and

(iii) any other information collected by or on behalf of Household Bank, whether from a Cardholder or from any other Person, to the extent that Household Bank and the Company may agree in good faith after the date of this Agreement that the collection, use and distribution of such information by the Company and its Affiliates would be inconsistent with the Parties’ intent that neither Household Bank nor the Company be deemed to be a “consumer reporting agency” within the meaning of Section 603 of the Fair Credit Reporting Act (15 U.S.C. § 1681a(d)).

Household Bank shall use the information described in this Section 3.07(b) only in accordance with the terms and conditions of this Agreement.

(c) Except as specifically provided in Section 3.07(b) above, the Company and its Affiliates shall be the sole and exclusive owners of the Cardholder List, the Charge Transaction Data and all other Cardholder Information for all purposes, including for the purpose of cross-selling products. The Company, on behalf of itself and its Affiliates, hereby grants a non-exclusive, non-transferable, non-sublicensable right and license to Household Bank and its Affiliates to use the information described in this Section 3.07(b) as expressly provided or permitted in this Agreement. The royalty for the foregoing license is included in the Prepaid Program Fee and Program Fee payable to the Company pursuant to Article V.

(d) Household Bank and the Company shall own jointly all Account Documentation not expressly described in Section 3.07(b) and Section 3.07(c) above.

(e) For the avoidance of doubt, the Parties agree that Household Bank’s ownership interests described in Section 3.07(a), Section 3.07(b) and Section 3.07(d) above, and the license described in Section 3.07(c) above, shall apply during and after the Term of this Agreement unless the relevant Accounts are transferred to the Company or its designee pursuant to Article VIII or Article IX.

(f) In the event that (i) any changes are made to the form of the Credit Card Application in existence on the date of this Agreement or (ii) any Change in Law is applicable to the foregoing provisions of this Section 3.07, then the Parties agree to use best efforts to amend this Agreement as necessary to ensure that the foregoing provisions of this Section 3.07 are consistent with the applicable Requirements of Law.

(g) The Parties agree that the Approved Form of Cardholder Agreement and all other relevant Account Documentation shall disclose that Cardholder Information may be shared between and among the Company and its Affiliates and Household Bank and its Affiliates and other third parties. Each Party shall be responsible for complying with all privacy laws applicable to its activities in relation to the conduct of the Credit Card Business and the Program and shall bear the costs of such compliance. Each Party’s privacy notices shall make such disclosures as shall be necessary to enable the other Party to use and share Cardholder Information as contemplated by this Agreement. Neither Party shall make or permit any unauthorized disclosure or use of any personal information of individual Cardholders other than as required for the purposes of Program administration and in compliance with applicable Requirements of Law.

(h) Each Party shall comply with all applicable Requirements of Law relating to Cardholder Information. Each Party shall adopt and maintain a comprehensive privacy policy with respect to the handling of the personal information of individual Cardholders submitted by such Cardholders via the Internet. Each Party that has an Internet website relating to the Program shall make its privacy policy available on such Internet website. Each Party shall comply with its privacy policy.

(i) Each Party shall maintain information security policies and procedures that include administrative, technical and physical safeguards designed to

(i) ensure the security and confidentiality of Cardholder Information, Charge Transaction Data and Confidential Information;

(ii) protect against anticipated threats or hazards to the security or integrity of such Cardholder Information, Charge Transaction Data and Confidential Information; and

(iii) protect against unauthorized access to, and use of, such Cardholder Information, Charge Transaction Data and Confidential Information.

All personnel of Household Bank and the Saks Companies handling such Cardholder Information, Charge Transaction Data and Confidential Information shall be appropriately trained in the implementation of the applicable information security policies and procedures. Each Party shall regularly audit and review its information security policies and procedures to assess their effectiveness and determine whether adjustments are necessary in light of circumstances including, without limitation, changes in technology, consumer information systems or threats or hazards to Cardholder Information, Charge Transaction Data or Confidential Information.

(j) Nothing in this Agreement shall require Household Bank or its Affiliates to delete Cardholders from general solicitations made by Household Bank or its Affiliates solely on the basis of information other than information comprising or otherwise obtained or derived from, directly or indirectly, any part of (i) the Cardholder List, (ii) Cardholder Information, (iii) Charge Transaction Data or (iv) Confidential Information.

Section 3.08. Returns of Merchandise and Cancellations of Services. The Company and its Affiliates are authorized to accept returns of Merchandise or cancellations of Services and credit the Accounts of Cardholders effecting such returns or cancellations in accordance with the Underwriting and Credit Policy. The amount of credits made to Accounts by reason of such returns or cancellations shall be included in the Parties’ daily settlement as set forth in Section 4.01(b).

Section 3.09. Servicing of Accounts by Household Bank.

(a) Household Bank shall, directly or through an Affiliate, service and administer except to the extent such activity is covered by the Servicing Agreement, the Program Accounts Portfolio. Household Bank represents that it has entered into an agreement with its Affiliate, Household Corporation, pursuant to which it has appointed Household Corporation to service and administer the Program Accounts Portfolio in accordance with this Section 3.09 and Household Corporation has accepted such appointment.

(b) Household Bank shall, directly or through an Affiliate, service the Accounts in compliance with the applicable provisions of the Servicing and Collection Policy, in compliance in all material respects with applicable Requirements of Law, and with no less care and diligence than that degree of care and diligence employed by Household Bank in servicing other credit card accounts that Household Bank and its Affiliates own or service for others.

(c) Household Bank shall, directly or through an Affiliate, dedicate such trained personnel as are necessary or appropriate for servicing the Program Accounts Portfolio in accordance with Section 3.09(b). Household Bank shall, directly or through an Affiliate, maintain adequate computer and communications systems and other equipment and facilities necessary or appropriate for servicing the Program Accounts Portfolio in accordance therewith. Except to the extent such activity is covered by the Servicing Agreement, Household Bank shall, directly or through an Affiliate, maintain a disaster recovery plan and have in place sufficient back-up systems, equipment, facilities and trained personnel to implement such disaster recovery plan so as to service the Program Accounts Portfolio continuously through a disaster.

(d) Nothing in this Section 3.09 shall prevent Household Bank or its Affiliates from outsourcing data processing or collection functions, or other functions with the prior written consent of the Company (which consent shall not be unreasonably withheld).

(e) Notwithstanding any arrangement whereby Household Bank provides services set forth in Section 3.09(a), Section 3.09(b) or Section 3.09(c) through an Affiliate (or third party as permitted under Section 3.09(d)), Household Bank shall remain obligated and liable to the Saks Companies for the provision of such services without diminution of such obligation or liability by virtue of such arrangement.

Section 3.10. Ancillary Products; Household Products; Potential Ancillary Products.

(a) Household Bank may from time to time propose to the Company that Household Bank or a third party be permitted to solicit through mailings, billing statements, promotional inserts, telemarketing and other advertising media any or all Cardholders for items other than Household Products and Merchandise and Services sold by the Company or its Affiliates, offered by Household Bank or such third party. If the Company, in its sole and absolute discretion, agrees to permit such solicitations, such solicitations shall be permitted on the terms set by the Company, including as to the compensation payable to the Company or its Affiliates in connection therewith.

(b) Subject to the following sentence, Household Bank may, from time to time, solicit the purchase of Household Products through mailings, billing statements, promotional inserts, telemarketing and other advertising media any or all Cardholders. The form and manner of such solicitations and the compensation payable to the Company or its Affiliates therefor shall be as negotiated between the Parties.

(c) If at any time the Company wishes to offer to any or all Cardholders any Listed Ancillary Product through an unaffiliated third party, it shall first allow Household Bank a period of 30 days in which to make a proposal to offer such Listed Ancillary Product pursuant to this Section 3.10 prior to soliciting offers from any unaffiliated third party. Saks will give consideration to any such proposal by Household Bank comparable to the consideration given to any proposal from an unaffiliated third-party to offer such Listed Ancillary Product received thereafter.

(d) On each anniversary of the Closing Date, Household Bank may amend Schedule 3.10(c) to add one or more products or programs to the Listed Ancillary Products if each such product or program (i) is then being offered by Household Bank or its Affiliates at a level then exceeding $1,000,000 in outstanding receivables and (ii) is not substantially similar to products or programs the Company is in the process of developing with a third party.

Section 3.11. In-Store Payments; Call Center Payments. If the Company or its Affiliates shall receive any In-Store Payments or Call Center Payments, the Company shall, directly or through its Affiliates, be deemed to hold such In-Store Payments and Call Center Payments in trust for Household Bank until such payments are either delivered to Household Bank or applied to reduce amounts payable by Household Bank to the Company pursuant to Section 4.01. The Company shall give or cause to be given each Person making an In-Store

Payment a receipt for such payment. In-Store Payments and Call Center Payments shall be credited to the Account of the relevant Cardholder as of the date of actual receipt by the Company or its Affiliates. In the event that In-Store Payments and Call Center Payments received by the Company and its Affiliates and creditable to Household Bank pursuant to Section 4.01 on any Business Day exceed amounts payable by Household Bank to the Company pursuant to such Section on such Business Day, the Company shall be required to remit such excess to Household Bank not later than the following Business Day.

Section 3.12. Communications to Cardholders. The Company and its Affiliates may communicate with Cardholders to the extent the communications are for the purpose of marketing Merchandise and Services, are consistent with past practice, are necessary for such Persons to comply with their respective obligations under this Agreement or the Servicing Agreement or are to describe the Program and its commencement. Subject to the Company’s prior written approval of the form of any communication to Cardholders, which shall not be unreasonably withheld, Household Bank may communicate with Cardholders about the Program and its commencement (i) to the extent required by law, (ii) as necessary for Household Bank to comply with its obligations under this Agreement and (iii) as otherwise expressly permitted by this Agreement.

ARTICLE IV

CERTAIN OPERATING PROCEDURES

Section 4.01. Settlement Procedures.

(a) All Charge Transaction Data (including, for this Section 4.01 only, information regarding In-Store Payments and Call Center Payments) shall be electronically transmitted to Household Bank using POS Network settlement procedures as contemplated by Section 2.03. The Company shall, directly or through its Affiliates, retain a copy of each Charge Slip in accordance with record retention policies in effect from time to time and applicable Requirements of Law.

(b) All Charge Transaction Data presented to Household Bank shall be reviewed and processed by Household Bank. Household Bank shall forward funds representing the full amount shown as the total of purchases reflected in Charge Slips included in such Charge Transaction Data presented, plus any other amounts due and payable to the Company pursuant to this Agreement (other than pursuant to Section 2.04(b), Article V and Article XI), less recoupment of, without duplication, (i)the total amount of any Credit Slips included in such Charge Transaction Data submitted by the Company, (ii) the portion of any Charge Slip or Credit Slip to be charged back to the Company under Section 4.03 of this Agreement, (iii) the total amount of any In-Store Payments and Call Center Payments accepted and held by the Company or its Affiliates, and (iv) any other amounts due and payable to Household Bank pursuant to this Agreement (other than pursuant to Article XI), via wire transfer within the time provided herein. The foregoing settlement calculations shall be prepared in the form set forth in Exhibit 4.01(b). If the Charge Transaction Data sent by the Company is received by Household Bank by 2:00 a.m. (Central Time) on a Business Day, Household Bank shall forward the funds by wire transfer by 3:00 p.m. (Central Time) on the same Business Day. If Household Bank receives Charge

Transaction Data from the Company after 2:00 a.m. (Central Time) on any Business Day, such data shall be deemed received by 2:00 a.m. (Central Time) the following Business Day, and Household Bank shall forward the funds by wire transfer on the same Business Day on which such data is deemed received, except that if Charge Transaction Data is received by Household Bank by 2:00 a.m. (Central Time) on any Saturday, Sunday or other day that is not a Business Day, Household Bank shall wire transfer funds for such Charge Transaction Data on the next Business Day.

(c) All settlements made under Section 4.01(b) shall be made on a net basis.

Section 4.02. Payment to the Saks Companies. Subject to Household Bank’s right to deduct certain sums in accordance with Section 4.01, Household Bank shall pay the Company on its own behalf and on behalf of its Affiliates for each Charge Slip submitted pursuant to this Agreement an amount equal to the unpaid cash balance (i.e. unpaid principal indebtedness) thereunder, in the manner provided in this Agreement.

Section 4.03. Chargebacks.

(a) If a charge to an Account is being disputed by the applicable Cardholder, Household Bank shall have the right to charge back to the Company the amount of such charge within

(w) 180 days of receiving the related Charge Transaction Data,

(x) with respect to charges for the purchase of furniture, 180 days after the delivery of such furniture,

(y) where the applicable Cardholder is allowed a longer period under applicable law to contest the applicable charge transaction, such longer period or

(z) where the Company’s negligence delays the presentation of any chargeback, the period of such delay,

if

(i) The charge transaction was completed over the telephone;

(ii) The Company or its Affiliate, as the case may be, completed the sale without an authorization required in the Underwriting and Credit Policy;

(iii) The Company or its Affiliate, as the case may be, failed to obtain the signature of the Cardholder on a Charge Slip and the Cardholder did not otherwise authorize such charge;

(iv) A Cardholder disputes the delivery, quality or performance of Merchandise or Services and such dispute has not been resolved after 30 days and, in the case of delivery, the Company has not provided Household Bank with the documentation required by the Underwriting and Credit Policy of the Cardholder’s authorization of such sale; or

(v) Any representation made by the Company pursuant to Section 6.01(g) proves to be false or inaccurate in any respect, and as a result thereof, the amount of such charge is otherwise unbillable or uncollectible, as reasonably determined by Household Bank.

(b) In addition to chargebacks of disputed charges under Section 4.03(a), Household Bank shall have the right to charge back to the Company the amount by which any charge for the purchase of Merchandise or Services is reduced by the Company as an accommodation to a customer alleging dissatisfaction with such Merchandise or Services.

(c) If Household Bank exercises its right of chargeback in accordance with this Agreement, Household Bank shall net amounts charged back against any sums due the Company under this Agreement pursuant to Section 4.01. Household Bank shall give the Company at least five Business Days’ written notice prior to charging back any amounts to the Company. If the full face amount or any portion thereof of any Charge Slip is charged back, Household Bank shall assign, without recourse, all right to payment for such Charge Slip or portion thereof to the Company.

Section 4.04. Limits on Non-standard Account Receivables.

(a) If, with respect to any calendar month during which McRae’s is the Servicer under the Servicing Agreement (or any Replacement Servicing Agreement), the Non-standard Account Receivable Ratio exceeds 1%, Household Bank shall have the option of requiring McRae’s to purchase, or cause to be purchased, from Household Bank, Accounts (and the outstanding Account Receivables related to such Accounts) on which there are Non-standard Account Receivables, beginning with the Account that has the oldest Non-standard Account Receivable, until the Non-standard Account Receivable Ratio, calculated without consideration of the Non-standard Account Receivables relating to any Accounts purchased in accordance with this Section 4.04, is less than 1%.

(b) Such option may be exercised by notice delivered to McRae’s at any time within 90 days of the end of such calendar month, which notice shall identify the Accounts to be purchased and specify as the date of such purchase a Business Day not less than 14 days after the delivery of such notice.

(c) The purchase price for each such Account shall be equal to the outstanding balance of the Account Receivables associated with such Account.

(d) As an alternative to purchasing any such Account, McRae’s may purchase, or cause to be purchased, the Account Receivables associated with such Account for an amount equal to the outstanding balance thereof and request that Household Bank close such Account.

(e) Notwithstanding anything to the contrary in any this Agreement, McRae’s and its Affiliates shall have the right to cause to be issued new Credit Cards bearing one or more Saks Marks for any Accounts repurchased under this Section 4.04 and may own, finance and/or sell such Accounts and any associated account receivables without restriction.

(f) The purchaser of Account Receivables under this Section 4.04 shall be entitled to all future payments and other recoveries in respect of such Account Receivables or the related Accounts (without regard to the recipient of such payments or recoveries and without regard to whether the Account is purchased or closed pursuant to this Section 4.04).

Section 4.05. Termination of the Primary Servicing Agreement.

(a) Prior to any termination of this Agreement, Household Bank shall not accept or consent to the resignation of the Primary Servicer or terminate (or consent to the termination of) the Primary Servicing Agreement unless:

(i) Household Bank has assumed the role of primary servicer and entered into a servicing agreement with McRae’s substantially identical to the Servicing Agreement (a “Replacement Servicing Agreement”); or

(ii) (A) Household Bank has entered into a replacement primary servicing agreement substantially identical to the Primary Servicing Agreement (a “Replacement Primary Servicing Agreement”) with an Affiliate of Household Bank reasonably acceptable to McRae’s (a “Replacement Primary Servicer”), (B)such Replacement Primary Servicer has entered into a Replacement Servicing Agreement, and (C)HFC has provided to McRae’s a guarantee of such Replacement Primary Servicer’s obligations under the Replacement Servicing Agreement.

(b) Upon a termination of the Primary Servicing Agreement, Household Bank shall

(i) take all commercially reasonable steps necessary to effectuate a transfer of the servicing functions that had been provided by the former Primary Servicer to Household Bank or the Replacement Primary Servicer (as the case may be) and

(ii) allow McRae’s and any Replacement Primary Servicer reasonable access to Household Bank’s operations and systems to ensure continuity of business and systems required to service the Accounts.

ARTICLE V

PROGRAM FEE

Section 5.01. Program Fee.

(a) For each calendar month during the Term (including any partial calendar months at the beginning or end of the Term), as compensation for services rendered with respect to the Program, Household Bank shall pay McRae’s an amount (the “Program Fee”) equal to the product of the applicable Program Fee Percentage and the Net Finance Charges for such calendar month (or partial calendar month). The Program Fee shall be payable on the fifteenth day of the following calendar month.

(b) The Program Fee Percentage shall be 6.32%. If the Prime Rate on any Business Day is greater than or equal to 7.00% per annum, Household Bank may adjust the interest rate applicable to the Accounts to a variable interest rate with an “annual percentage rate” (as defined in the Truth in Lending Act) equal to the Prime Rate plus 14.40%, with a floor of 20%. Immediately upon the implementation of such variable interest rate for the Accounts, the Program Fee Percentage shall increase to 7.53%.

(c) Household Bank shall have no obligation to pay a Program Fee in respect of any calendar month (or partial calendar month) that commences after the termination of this Agreement.

Section 5.02. Reserve.

(a) On or prior to the Closing Date, the Company has established the Cash Collateral Account to protect Household Bank’s rights under this Agreement and to cover chargebacks and other amounts owing to Household Bank by the Company hereunder not otherwise paid by the Company. In order to secure the performance of the Company’s payment obligations hereunder, the Company hereby grants Household Bank a first priority security interest and, lien upon, the Cash Collateral Account and all funds on deposit therein. The Company has delivered the Account Control Agreement on the Closing Date giving Household Bank control over the Cash Collateral Account and the funds contained therein for purposes of perfection of Household Bank’s security interest therein in accordance with the Uniform Commercial Code. In addition to the Account Control Agreement, the Company agrees to take such other actions at Household Bank’s expense as Household Bank reasonably determines necessary to perfect such security interest and lien.

(b) In the event that, on the last Business Day of any Fiscal Quarter, Liquidity is not at least equal to the then-applicable Unearned Prepaid Program Fee, the Parties agree that Household Bank shall cease paying the Program Fees into the account designated by the Company pursuant to Section 12.05 and instead shall deposit the Program Fees into the Cash Collateral Account. Household Bank shall not be permitted to withdraw any funds from the Cash Collateral Account except to pay amounts due from the Company to Household Bank that remain outstanding beyond the applicable grace periods set forth in Section 8.02(b)(i). Household Bank shall promptly pay the Company the full amount on deposit in the Cash Collateral Account in the event Liquidity on the last day of any Fiscal Quarter meets or exceeds the then-applicable Unearned Prepaid Program Fee. Subject to the preceding sentence, the Cash Collateral Account shall be maintained until the termination of this Agreement, until the liquidation of the Accounts or until the Cash Collateral Account is exhausted, whichever comes first, and any unused portion of the amount on deposit in the Cash Collateral Account shall be paid to the Company promptly after the liquidation of the last remaining Account or termination of this Agreement.

Section 5.03. Participation in Reversals.

(a) If, with respect to any anniversary of the Closing Date, the Finance Charge Reversal Percentage is greater than the applicable High Collar, the Company shall pay Household Bank an amount equal to (i) the Finance Charge Reversal Percentage minus the applicable High Collar, multiplied by (ii) the aggregate amount of all finance charges assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(b) If, with respect to any anniversary of the Closing Date, the Finance Charge Reversal Percentage is less than the applicable Low Collar, Household Bank shall pay the Company an amount equal to (i) the applicable Low Collar minus the Finance Charge Reversal Percentage, multiplied by (ii) the aggregate amount of all finance charges assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(c) If, with respect to any anniversary of the Closing Date, the Late Fee Reversal Percentage is greater than the applicable High Collar, the Company shall pay Household Bank an amount equal to (i) the Late Fee Reversal Percentage minus the applicable High Collar, multiplied by (ii) the aggregate amount of all late fees assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(d) If, with respect to any anniversary of the Closing Date, the Late Fee Reversal Percentage is less than the applicable Low Collar, Household Bank shall pay the Company an amount equal to (i) the applicable Low Collar minus the Late Fee Reversal Percentage, multiplied by (ii) the aggregate amount of all late fees assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(e) If, with respect to any anniversary of the Closing Date, the Returned Check Fee Reversal Percentage is greater than the applicable High Collar, the Company shall pay Household Bank an amount equal to (i) the Returned Check Fee Reversal Percentage minus the applicable High Collar, multiplied by (ii) the aggregate amount of all returned check fees assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(f) If, with respect to any anniversary of the Closing Date, the Returned Check Fee Reversal Percentage is less than the applicable Low Collar, Household Bank shall pay the Company an amount equal to (i) the applicable Low Collar minus the Returned Check Fee Reversal Percentage, multiplied by (ii) the aggregate amount of all returned check fees assessed on the Accounts during the twelve month period ending with the month containing such anniversary of the Closing Date.

(g) Not more than 30 days after the end of each calendar month containing an anniversary of the Closing Date, the Company shall deliver or cause to be delivered a report to Household Bank with respect to such anniversary (i)listing the applicable Finance Charge Reversal Percentage, Late Fee Reversal Percentage and Returned Check Fee Reversal Percentage, (ii) calculating any amounts payable under subsections (a), (b), (c), (d), (e) and (f) of this Section 5.03 and (iii) calculating a single net payment in respect of such subsections. Within ten Business Days after the delivery of such report, the Party (if any) required to make the single net payment shall make such payment in accordance with Section 12.05 to the Party entitled to receive it.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01. Representations and Warranties of the Company. As of the date hereof, and as of the date of each payment made by Household Bank to the Saks Companies hereunder, the Company represents and warrants to Household Bank as follows:

(a) Organization. Each Saks Company is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each Saks Company is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the nature of the activities conducted or proposed to be conducted by it or the character of the assets owned or leased by it makes such licensing or qualification necessary to perform its obligations required hereunder, except where the failure to be so qualified would not have a Saks Material Adverse Effect.

(b) Authorization of Transaction; Validity. Each Saks Company has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate and stockholder action and has been duly executed and delivered by such party and is the valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(c) Noncontravention; Consents. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) result in a breach of or violate the charter or bylaws or equivalent governing instruments of any Saks Company, (ii) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling or other restriction of any government, governmental agency or court to which any of the Saks Companies or its assets is subject, or (iii) conflict with, result in a breach of, constitute a default under or result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel any agreement, contract, lease, license, instrument or other arrangement to which any of the Saks Companies is a party or by which it is bound or to which any of its assets is subject, except for violations, conflicts, breaches, defaults, accelerations, terminations, modifications or cancellations, that would not result in a Saks Material Adverse Effect. None of the Saks Companies is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, creditor or other third party in order for the Parties to consummate the transactions contemplated by this Agreement, except as set forth on Schedule 6.01(c) to this Agreement.

(d) Financial Statements. The audited financial statements of the Company and its consolidated subsidiaries for the year ended February 2, 2002 delivered to Household Bank prior to the execution of this Agreement fairly presents the financial condition of the Company and its consolidated subsidiaries for such period in accordance with GAAP. Each annual consolidated balance sheet made publicly available or delivered in accordance with Section 7.01(a) hereof fairly presents the financial position of the Company and its consolidated subsidiaries as of the date thereof and each annual consolidated statements of income, changes in shareholders’ equity and cash flows made publicly available or delivered in accordance with Section 7.01(a) hereof fairly presents the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its consolidated subsidiaries for the period set forth therein, in each case in accordance with GAAP.

(e) Litigation. There are no actions, suits, claims, hearings, investigations or proceedings pending or, to the Company’s knowledge, threatened against any of the Saks Companies that if decided against any of them would have a Saks Material Adverse Effect.

(f) Solvency. The Saks Companies, taken as a whole, are Solvent.

(g) Charge Transactions. On the date of each settlement payment by Household Bank pursuant to Section 4.01(b), each Account Receivable evidenced by a Charge Slip (i) is free and clear of any and all Liens created or caused by the Saks Companies in favor of any Person other than Household Bank, (ii) arises in connection with a sale and delivery of Merchandise and/or Services in the ordinary course of business, (iii) is for a liquidated amount as stated in the Charge Slip relating thereto, subject to returns and other adjustments in the ordinary course of business, (iv) is not subject to any defense, offset or counterclaim assertable by the Cardholder due to any act or omission by the Saks Companies, except for those created as a result of acts or omissions by Household Bank and (v) did not arise out of any fraud or malfeasance of any employee or agent of the Saks Companies.

(h) Insurance. The Saks Companies maintain insurance policies with respect to their properties under such terms and conditions as are (i) commercially reasonable and available from time to time and (ii) customary for similarly situated Persons engaged in similar businesses, except in each case for insurance which a failure to maintain would not result in a Saks Material Adverse Effect.

(i) No Defaults. None of the Saks Companies is in default with respect to any material contract, agreement, lease or other instrument, including with respect to Debt or securitization arrangements, except for defaults which would not result in a Saks Material Adverse Effect.

Section 6.02. Representations and Warranties of Household Bank. As of the date hereof, and as of the date of each payment made by Household Bank to the Saks Companies hereunder, Household Bank represents and warrants to the Saks Companies as follows:

(a) Organization. Household Bank is a national banking association duly organized, validly existing, and in good standing under the laws of the United States. Household Bank is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the nature of the activities conducted or proposed to be conducted by it or the character of the assets owned or leased by it makes such licensing or qualification necessary to perform its obligations required hereunder, except where the failure to be so qualified would not result in a Household Material Adverse Effect.

(b) Authorization of Transaction. Household Bank has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action and has been duly executed and delivered by Household Bank and is the valid and binding obligation of Household Bank, enforceable against Household Bank in accordance with its terms.

(c) Noncontravention; Consents. Neither (x) the execution and the delivery of this Agreement, nor (y) the consummation of the transactions contemplated hereby, nor (z) the operation of the Program as contemplated hereby (including the Operating Committee’s exercise of control over the Program as contemplated hereby), will (i) result in a breach or violate the charter or bylaws or equivalent governing instruments of Household Bank, (ii) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, or other restriction of any government, governmental agency or court to which Household Bank or any of its assets is subject or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument or other arrangement to which Household Bank is a party or by which it is bound or to which any of its assets is subject, except (in the case of (x) and (y) only) for such violations, conflicts, breaches, defaults, accelerations, terminations or modifications that would not result in a Household Material Adverse Effect. Household Bank is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, creditor or other third party in order for the Parties to consummate the transactions and operate the Program as contemplated hereby (including the Operating Committee’s exercise of control over the Program as contemplated hereby), except as set forth on Schedule 6.02(c) to this Agreement.

(d) Financial Statements. The unaudited financial statements of Household Bank for the year ended December 31, 2001 delivered to the Saks Companies prior to the execution of this Agreement fairly present the financial condition of Household Bank for such period in accordance with GAAP. Each annual balance sheet of Household Bank delivered or made publicly available in accordance with Section 7.02(a) hereof fairly presents the financial position of Household Bank as of the date thereof and each annual statements of income, changes in shareholders’ equity and cash flows of Household Bank delivered or made publicly available in accordance with Section 7.02(a) hereof fairly presents the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Household Bank for the period set forth therein, in each case in accordance with GAAP.

(e) Litigation. There are no actions, suits, claims, hearings, investigations or proceedings pending or, to Household Bank’s knowledge, threatened against Household Bank that if decided against it would have a Household Material Adverse Effect.

(f) Solvency. Household Bank is Solvent.

(g) Insurance. Household Bank maintains insurance policies with respect to its properties under such terms and conditions as are (i) commercially reasonable and available from time to time and (ii) customary for similarly situated Persons engaged in similar businesses, except in each case for insurance which the failure to maintain would not result in a Household Material Adverse Effect.

(h) No Defaults. Household Bank is not in default with respect to any material contract, agreement, lease or other instrument, including with respect to Debt or securitization arrangements, except for defaults which would not result in a Household Material Adverse Effect.

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.01. Saks Reports and Notices. As long as this Agreement remains in effect, the Saks Companies shall make publicly available or deliver to Household Bank:

(a) A copy of the annual financial statements of the Company and its consolidated subsidiaries, consisting of a balance sheet and related statements of income, changes in shareholders’ equity and cash flows, all prepared in accordance with GAAP, certified by independent certified public accountants, within 120 days after the close of each fiscal year (or any shorter period mandated by law for the Company to file such financial statements with any applicable regulatory authority).

(b) A copy of the unaudited quarterly financial statements of the Company and its consolidated subsidiaries of the type referred to in Section 7.01(a), prepared in accordance with GAAP, within 60 days after the close of each Fiscal Quarter (or any shorter period mandated by law for the Company to file such statements with any applicable regulatory authority).

(c) Promptly after the Saks Companies become aware of the existence of a Household Early Termination Event or any event which, with the giving of notice or passage of time or both, would constitute a Household Early Termination Event or event, written notice specifying the nature of Household Early Termination Event.

Section 7.02. Household Reports and Notices. As long as this Agreement remains in effect, Household Bank shall make publicly available or deliver to the Saks Companies:

(a) A copy of the annual financial statements of Household Bank and of HFC and its consolidated subsidiaries, consisting in each case of a balance sheet and related statements of income, changes in shareholders’ equity and cash flows, all prepared in accordance with GAAP and certified by independent certified public accountants (provided, however, that if audited financial statements are not otherwise prepared for Household Bank, unaudited financial statements of Household Bank may be delivered), within 120 days after the close of each fiscal year (or any shorter period mandated by law for Household Bank or HFC, as the case may be, to file such financial statements with any applicable regulatory authority).

(b) A copy of the unaudited quarterly financial statements of Household Bank and of HFC and its consolidated subsidiaries of the type referred to in Section 7.02(a), prepared in each case in accordance with GAAP, within 60 days after the close of each fiscal quarter of the applicable Household Entity (or any shorter period mandated by law for Household Bank or HFC, as the case may be, to file such statements with any applicable regulatory authority).

(c) Promptly after Household Bank become aware of the existence of a Saks Early Termination Event or any event which, with the giving of notice or passage of time or both, would constitute a Saks Early Termination Event, written notice specifying the nature of such Saks Early Termination Event or event.

Section 7.03. Right to Inspect. Each of Household Bank and the Company shall have the right to inspect (at its own expense) the books and records of the other Party which pertain to Accounts; provided that such inspection shall be conducted during normal business hours upon at least five Business Days’ advance written notice, explaining the reasons for the requested inspection, and in such manner as not to interfere unreasonably with the business of the other Party.

Section 7.04. Cooperation. Each of the Saks Companies and Household Bank covenants that it shall use commercially reasonable efforts to cooperate with the other Party in the operation of the Program, including in respect of the settlement of disputes with Cardholders.

Section 7.05. Books and Records. Each of the Company and Household Bank covenants that it shall keep, or cause to be kept, proper records, files and books of account in which full, true and correct entries shall be made of all dealings and transactions in relation to the Accounts, the Account Documentation, the Account Receivables and the Program.

Section 7.06. Legal Compliance. Each of the Saks Companies and Household Bank covenants that it will comply with all applicable Requirements of Law in connection with the Program, including any applicable Requirements of Law relating to debt collection, privacy and antitrust.

Section 7.07. Non-Solicitation.

(a) Each Party covenants that, during the period from the date hereof until two years after the termination of this Agreement, it and its Affiliates shall refrain from, either alone or in conjunction with any other Person, or directly or indirectly through any present or future Affiliate: (i) soliciting or seeking to employ or engage any employee, manager or officer of the other Party who, at any time during the Term, is employed by the other Party in connection with the Program or (ii) causing or attempting to cause any such employee, manager or officer of the other Party to resign or sever such Person’s relationship with the other Party.

(b) The limitations set forth in subsection (a) shall not apply to any Person whose employment has been terminated by a Party or who responds to an advertisement that is placed in general circulation by or on behalf of a Party or any of its Affiliates and which is not targeted at Persons to whom subsection (a) would otherwise apply.

Section 7.08. Further Assurances. From time to time after the execution of this Agreement, as and when requested by either Party, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and take such action as may be reasonably necessary to consummate the transactions contemplated by this Agreement, including with respect to termination hereof.

Section 7.09. Similar Treatment. Household Bank covenants that it will not take any action, or omit to take any action, the effect of which has, or reasonably could be expected to have, a materially adverse impact on the Company, the Cardholders or the Program Accounts Portfolio that is disproportionately greater than the impact on Household Bank’s other private label credit card partners, cardholders or account portfolios unless (a) such action or omission is dictated by legal and regulatory requirements and (b) Household Bank takes such action, or omits to take such action, with respect to each of its other private label credit card partners, cardholders or account portfolios that are similarly affected by such legal and regulatory requirements or as to which such legal or regulatory requirements could similarly be applied.

Section 7.10. Securitization Assumption. In the event that the Company exercises its option to purchase (or have its designee purchase) all of the Account Receivables pursuant to Section 8.03(a), Section 8.04(b), Section 8.05(a) or Section 9.06, the Company and Household Bank covenant to take the following actions, to the extent then permissible under the Securitization Contracts (and provided the Securitization Contracts have not been amended or altered in any respect without the prior written consent of the Company, which consent shall not be unreasonably withheld):

(a) Subject to, and in accordance with, appropriate documentation mutually agreeable to Household Bank and the Company:

(i) on the Securitization Assumption Date, Household Bank shall assign, transfer, convey and deliver to the Company (or its designee) the Securitization Assets. To the extent the Securitization Assets are owned by Affiliates of Household Bank, Household Bank shall fulfill its obligation hereunder by causing such Affiliates to convey such Securitization Assets to the Company (or its designee); and

(ii) on the Securitization Assumption Date, the Company (or its designee) shall assume all Liabilities with respect to the Securitization Assets arising after the Securitization Assumption Date.

(b) As part of the documentation effecting the transfer of Securitization Assets and Liabilities described in Section 7.11(a), Household Bank shall:

(i) make representations and warranties regarding the Securitization Trust substantially the same as those made by the Company in Section 4.4 of the Purchase and Sale Agreement (except that such representations and warranties shall be made as of the Securitization Assumption Date); and

(ii) indemnify the Company (or its designee) and its (or its designee’s) Affiliates, officers, directors, employees and agents from and against and in respect of Damages which shall result from, arise out of or relate to Household Bank’s, or its Affiliates’, ownership of the Securitization Assets and operation of the Securitization Trust, in each case, from the Closing Date through the Securitization Assumption Date, except to the extent such Damages are caused by the failure of the Company or any of its Affiliates to perform its obligations during such period under the Securitization Contracts.

(c) The purchase price to be paid by the Company (or its designee) upon exercise of its option to purchase the Accounts Receivable, calculated in accordance with Section 8.03(a)(iv), Section 8.04(b), Section 8.05(a) or Section 9.06, as appropriate, shall be reduced by an amount equal to the then outstanding principal balance of all Series 2001-2 Certificates (as defined in the Master Trust Agreement) held by Securitization Certificateholders as of the

Securitization Assumption Date, plus the total unpaid interest accrued on such Series 2001-2 Certificates at the applicable rate through the Securitization Assumption Date

Section 7.11. Conveyance of Accounts and Accounts Receivable by Household Bank. In the event that Household Bank conveys any or all Accounts and/or Account Receivables to the Company (or its designee) in accordance with Section 8.03, Section 8.04, Section 8.05, Section 9.05 or Section 9.06,

(a) Household Bank shall be deemed to have made the representations and warranties set forth in Section 4.3 (other than the representations and warranties in Section 4.3(b)) of the Purchase and Sale Agreement; provided, however, that the term “Household Bank” shall be substituted for the terms “Company” and “NBGL”, the terms “Household Entity” and “Household Entities” shall be substituted for “Seller” and “Sellers”, the term “Company” shall be substituted for “Household Bank”, the term “Servicing and Collection Policy” shall be substituted for “Charge-Off Practices” and the term “purchase date” shall be substituted for the term “Cut-Off Time”; provided, further, that Household Bank shall be deemed to have made such representations and warranties as of the date of the conveyance of the Accounts and/or Account Receivables.

(b) As soon as reasonably practicable following the date of any such conveyance, Household Bank shall (i) transfer to the Company all books and records, Cardholder Agreements and all other account documents relating to the transferred Accounts, (ii) provide the Company with duly executed Uniform Commercial Code termination statements relating to any Financing Statements filed by Household Bank in relation to the transferred Accounts, (iii) execute such financing statements as the Company reasonably determines are necessary or appropriate to fully preserve, maintain and protect the interest of the Company in the transferred Accounts and/or Account Receivables and in the proceeds thereof and (iv) take such other actions as may be reasonably requested by the Company in order to fully effect such transfer.

Section 7.12. No Inconsistent Agreements. During the Term, Household Bank shall not, and shall cause each of its Affiliates not to, enter into any agreement or arrangement funding the continuing purchase of Account Receivables or otherwise that would be inconsistent with the Company’s exercise of its option to purchase the Accounts and/or Account Receivables under the circumstances set forth in Article VIII and Article IX.

ARTICLE VIII

TERM AND TERMINATION

Section 8.01. Term of Agreement. Unless terminated earlier pursuant to this Article VIII, this Agreement shall remain in effect until and including the tenth anniversary of the Closing Date. Thereafter, this Agreement shall be automatically renewed for successive two-year terms unless either Party shall have delivered written notice to the other Party at least one year prior to the end of the initial term or renewal term, as applicable, of its election to terminate this Agreement at the expiration of such initial or renewal term.

Section 8.02. Early Termination Events.

(a) The occurrence of any one of the following events for any reason shall constitute a “Saks Early Termination Event”:

(i) Any Household Entity fails to pay any amount owing hereunder, under the Servicing Agreement or under any Household Guarantee to one or more of the Saks Companies when due (except to the extent such Household Entity is disputing the amount in good faith) and such failure to pay shall remain unremedied for

(A) a period of two Business Days after delivery of written demand therefor to Household Bank in the case of an amount owing under Section 4.01(b) hereof, or

(B) 30 days after delivery of written demand therefor to the relevant Household Entity in the case of all other amounts;

provided, however, that, if such Household Entity failed to pay because a Force Majeure Event in effect on the last day of the period specified in clause (A) or (B), as applicable, made payment impossible, then no Saks Early Termination Event shall occur on the basis of such failure to pay unless it remains unremedied until after the earlier of (X) the fifteenth day after the end of the period specified in clause (A) or (B), as applicable, or (Y) the first Business Day after the termination of such Force Majeure Event.

(ii) Any representation or warranty by a Household Entity in the Servicing Agreement, this Agreement or any Household Guarantee shall prove to be untrue as of the date made or repeated and such inaccuracy, if susceptible of cure, shall not have been cured within 30 days following delivery of written notice thereof to the relevant Household Entity.

(iii) Any default by Household Bank shall occur in the performance of any of its covenants contained in Section 3.07, Section 12.01 or Section 12.14; or any material default by Household Bank shall occur in the performance of any other of its covenants contained herein (other than a default covered in clause (i) above) and such default shall not have been cured within 30 days or such lesser period as may be required by Requirements of Law following delivery of written notice thereof to Household Bank; provided that no such notice and cure period shall be required if such default has or will have an immediate and material adverse effect on any of the Saks Companies’ ability to service its customers, as determined by the Company in its reasonable judgment.

(iv) An Event of Bankruptcy shall have occurred with respect to any Household Entity or Household International.

(v) A Securitization Default shall occur.

(vi) A Change of Control shall occur with respect to any Household Entity or Household International.

(vii) HFC shall fail to maintain an investment grade rating from at least two of Fitch, Inc., Standard and Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. and Moody’s Investor Services, Inc.

(viii) A Change in Law that reduces in any material respect the ability of the Company or its Affiliates to use the Cardholder List, any Charge Transaction Data, or any other Cardholder Information during the Term below the level permitted on the Closing Date shall occur.

(ix) Household Bank shall, by delivering an Opinion of Counsel that its position on a particular issue is dictated by legal or regulatory requirements, immediately make any change or take any action pursuant to the final sentence of Section 3.03(d) of this Agreement or override the votes of the Company’s voting members of the Operating Committee so as to result or likely result in a material adverse impact on (A) the relationship between the Company and/or its Affiliates and their customers or (B) the benefits of the Program to the Company and its Affiliates, unless such legal and regulatory requirements have dictated that the Reference Banks adopt such position, make such change, or take such action (as the case may be).

(x) Due to Household Bank’s regulatory status or constraints, the benefits of the Program to the Company and/or its Affiliates are materially diminished or the Company and/or its Affiliates experience(s) a material decline in customer satisfaction, unless such constraints are applicable to the Reference Banks and would have resulted in a diminution in such benefits or a decline in such customer satisfaction of comparable magnitude if the Accounts were owned by the Reference Banks.

(xi) Household Bank or any Primary Servicer shall have breached the Servicing Agreement by terminating McRae’s as Servicer (as defined in the Servicing Agreement), or any Affiliate of McRae’s as successor Servicer, in the absence of a Servicer Termination Event (as defined in the Servicing Agreement).

(xii) Any Household Guarantee shall expire or terminate or otherwise fail to be in full force and effect or HFC shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity, enforceability or effectiveness of, any Household Guarantee.

(b) The occurrence of any of the following events for any reason shall constitute a “Household Early Termination Event”:

(i) Any of the Saks Companies fails to pay any amount owing hereunder to Household Bank when due (except to the extent such Saks Company is disputing the amount in good faith) and such failure to pay shall remain unremedied for a period of 30 days after delivery of written demand therefor to such Saks Company; provided, however, that, if the Saks Company failed to pay because of a Force Majeure Event in effect on the last day of such 30-day period made payment impossible, then no Household Early Termination Event shall occur on the basis of such failure to pay unless it remains unremedied until after the earlier of (X) the fifteenth day after the end of such

30 day period or (Y) the first Business Day after the termination of such Force Majeure Event.

(ii) Any representation or warranty (other than the representations and warranties contained in Section 6.01(g)) by any of the Saks Companies in this Agreement shall prove to be untrue as of the date made or repeated made and such inaccuracy, if susceptible of cure, shall not have been cured within 30 days following delivery of written notice thereof to such Saks Company.

(iii) Any default by any of the Saks Companies shall occur in the performance of any of the covenants of the Saks Companies contained in Section 12.01 or Section 12.14; or any material default by any of the Saks Companies shall occur in the performance of any other covenant of the Saks Companies contained herein (other than a default covered in clause (i) above) and such default shall not have been cured within 30 days or such lesser period as may be required by Requirements of Law following delivery of written notice thereof to such Saks Company.

(iv) The Saks Companies shall enter liquidation pursuant to Chapter 7 of the Bankruptcy Code or otherwise.

(v) The Saks Guarantee shall expire or terminate or otherwise fail to be in full force and effect or the Company shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity the validity, enforceability or effectiveness of, the Saks Guarantee.

Section 8.03. Saks Companies’ Early Termination Right.

(a) If a Saks Early Termination Event shall have occurred and be continuing, the Company shall have the right, in its sole discretion, to terminate this Agreement by delivering written notice to Household Bank setting forth the basis for termination and specifying the effective date of termination, except that if such Early Termination Event is due to an Event of Bankruptcy such termination shall occur automatically without notice of any kind. Upon any termination of this Agreement by the Company pursuant to this Section 8.03:

(i) Household Bank shall have no further rights under this Agreement;

(ii) (A) In the case of a termination of this Agreement by the Company pursuant to this Section 8.03 based on a Saks Early Termination Event specified in Section 8.02(a)(ii), Section 8.02(a)(v) or Section 8.02(a)(vii), the Company shall pay Household Bank 50% of the then-applicable Unearned Prepaid Program Fee, reduced by 20% of the Saks Switching Cost;

(B) In the case of a termination of this Agreement by the Company pursuant to this Section 8.03 based on a Saks Early Termination Event specified in Error! Reference source not found. (provided that the relevant Opinion of Counsel is given by an independent, outside counsel) or Section 8.02(a)(x), the Company shall pay Household Bank 80% of the then-applicable Unearned Prepaid Program Fee, reduced by 20% of the Saks Switching Cost;

(C) In the case of a termination of this Agreement by the Company pursuant to this Section 8.03 based on a Saks Early Termination Event specified in Section 8.02(a)(iii) (provided that such Early Termination Event is not based on a breach of Section 12.14 and has a material adverse affect on the Company, its Affiliates, the relationship between the Company and/or its Affiliates and their customers, or the benefits of the Program to the Company and its Affiliates), the Company shall pay Household Bank 50% of the then-applicable Unearned Prepaid Program Fee, reduced by 20% of the Saks Switching Cost;

(D) In the case of a termination of this Agreement by the Company pursuant to this Section 8.03 based on a Saks Early Termination Event specified in Section 8.02(a)(iii) (provided that such Early Termination Event is not based on a breach of Section 12.14 and does not have a material adverse affect on the Company, its Affiliates, the relationship between the Company and/or its Affiliates and their customers, or the benefits of the Program to the Company and its Affiliates), Section 8.02(a)(vi) or Section 8.02(a)(viii), the Company shall pay Household Bank the then-applicable Unearned Prepaid Program Fee, reduced by 20% of the Saks Switching Cost;

(iii) Whether or not the Company exercises its option under Section 8.03(a)(iv), the Company shall have the option to require Household Bank to execute all necessary documents and take all other necessary steps to convey all existing Accounts to or at the direction of the Company at no additional cost beyond payment of any applicable amount set forth in Section 8.03(a)(ii);

(iv) The Company or its designee shall have the option to purchase, on not less than ten Business Days’ notice to Household Bank, all Account Receivables outstanding on the date of such purchase under such Accounts at the lesser of (A) fair market value of all such Account Receivables on such date, as determined through the independent appraisal process set forth in Section 8.06 or (B) the aggregate outstanding balance of all such Account Receivables on such date; and

(b) If (i) legal or regulatory requirements dictate that the Reference Banks adopt the position, make the change or take the action, adopted, made or taken (as the case may be) by Household Bank within one year after the termination of this Agreement on the basis of Error! Reference source not found., or (ii) the relevant regulatory constraints become applicable to the Reference Banks and cause a similar diminution or decline within one year after the termination of this Agreement on the basis of Section 8.02(a)(x), then the Company shall pay Household Bank an amount equal to the difference between (x) 100% of the Unearned Prepaid Program Fee in effect on the termination date, reduced by 20% of the Saks Switching Cost, and (y) any amount previously paid pursuant to Section 8.03(a)(ii)(B).

(c) The Company may pursue its rights under Article XI.

(d) In addition to the Saks Companies’ rights under Section 8.03(a), upon the occurrence of a default described in Section 8.02(a)(iii) that has or will have an immediate and material adverse effect on one or more of the Saks Companies’ ability to service its customers, the Company may elect to perform or cause a third party to perform the related obligations of Household Bank on Household Bank’s behalf and at Household Bank’s expense (such expense to be reimbursed to the Company immediately upon demand). Any such election by the Company shall be without prejudice to the Saks Companies’ right to terminate this Agreement if Household Bank’s default shall be continuing.

(e) In addition to the Saks Companies’ rights under Section 8.03(a), Section 8.03(c) and Section 8.03(d), upon the occurrence of a Saks Early Termination Event described in Section 8.02(a)(iv), the obligation of the Company to cause the Stores to honor the Credit Cards shall automatically terminate.

(f) The Company agrees that, prior to exercising its termination right under subsection (a) of this Section based on a Saks Early Termination Event described in Section 8.02(a)(viii), it will engage in good faith negotiations with Household Bank to modify the Program in a way which preserves the benefits of the Program to the Company and its Affiliates following the relevant Change in Law, such negotiations not to terminate (in the absence of an agreement between the Parties on any modification) earlier than 30 days after the earlier of (i) the date on which one of the Parties delivers a notice to the other that the relevant Change in Law is likely to occur or (ii) the date on which the relevant Change in Law takes effect.

(g) Upon the earlier to occur of (i) a Saks Early Termination Event described in Section 8.02(a)(ix) or (x) or (ii) notice from one Party to the other that any such Saks Early Termination Event is likely to occur (the date of such earlier occurrence, the “Negotiation Start Date”), the Parties shall engage in good faith negotiations regarding how Household Bank can ameliorate the relevant material adverse impact, material diminution or material decline. If Household Bank ameliorates the relevant material adverse impact, material diminution or material decline in a manner satisfactory to the Company in the reasonable exercise of its sole discretion within 30 days after a Negotiation Start Date, the Company shall not terminate this Agreement on the basis of the relevant Saks Early Termination Event. If the Company terminates this Agreement based on a Saks Early Termination Event described in Section 8.02(a)(ix) or (x) and obtains the conveyance of the Accounts and Account Receivables in accordance with Section 8.03(a)(iii)and (iv), then, during the one-year period beginning on the date of such conveyance, the Company shall not convey such Accounts and Account Receivables to any un-Affiliated entity, one of whose principal businesses on the date of the proposed conveyance is the provision of consumer credit cards and related services in competition in any material respect with the proprietary credit card business of Household Bank or any of its Affiliates.

Section 8.04. Household Bank’s Early Termination Right. If a Household Early Termination Event shall have occurred and be continuing, Household Bank shall have the right, in its sole discretion, to terminate this Agreement by delivering written notice to the Saks Companies setting forth the basis for termination and specifying the effective date of termination. Upon any such termination:

(a) Whether or not the Company exercises its option under Section 8.04(b), the Company shall have the option to require Household Bank to execute all necessary documents and take all other necessary steps to convey all existing Accounts to or at the direction of the

Company at no additional cost beyond payment of the amounts set forth in Section 8.04(b), (c), (d) and/or (e), as applicable;

(b) The Company shall have the option to repurchase all existing Account Receivables for the greater of (A) fair market value of all such Account Receivables on the date of such purchase, as determined through the independent appraisal process set forth in Section 8.06 or (B) the aggregate outstanding balance of all such Account Receivables on the date of such purchase;

(c) The Company shall pay to Household Bank the then-applicable Unearned Prepaid Program Fee;

(d) The Company shall pay to Household Bank 40% of the Household Switching Cost;

(e) In the case of a termination of this Agreement by Household Bank pursuant to this Section 8.04 based on a Household Early Termination Event specified in Section 8.02(b)(iii) that is based on a breach of Section 12.01 that has a material adverse affect on Household Bank, its Affiliates, the relationship between Household Bank and/or its Affiliates and their customers, or the benefits of the Program to Household Bank and its Affiliates, the Company shall pay to Household Bank the remaining 60% of the Household Switching Cost; and

(f) Household Bank may pursue its rights under Article XI.

Section 8.05. Other Termination Provisions.

(a) If this Agreement terminates (other than by reason of an Early Termination Event) at the end of the initial term or any applicable renewal term, the Company or its designee shall have the right to purchase all existing Accounts and the outstanding Account Receivables for fair market value, as determined through the independent appraisal process set forth in Section 8.06. If the Company desires to exercise such right of purchase, it shall notify Household Bank thereof at least 180 days prior to, and such purchase shall occur simultaneously with, the expiration of the Term.

(b) If the Company delivers notice of its intention to purchase the Account Receivables pursuant to Section 8.03(a)(iv) or Section 8.04(b), such purchase shall occur on the 20th Business Day following the conclusion of the independent appraisal process.

(c) If this Agreement terminates for any reason:

(i) For the avoidance of doubt it is understood that the Company shall be free to issue itself or through others private label credit cards bearing Saks Marks.

(ii) The Parties shall cooperate to ensure an orderly transfer of servicing to the Company and its Affiliates or to Household Bank and its Affiliates, as the case may be. Each Party shall take all commercially reasonable steps necessary to effectuate a transfer by such Party, if so required. Upon the termination of this Agreement, at the written request of the Saks Companies, Household Bank shall continue to perform, directly or through an Affiliate, the same servicing activities, in accordance with Section 3.09, that it performed during the Program for a period of up to six months. Household Bank shall be entitled to reimbursement of the actual costs incurred by it in performing such servicing activities.

(iii) At the request of one Party, the other Party shall reasonably cooperate with such requesting Party, at such requesting Party’s expense, to the extent necessary to satisfy Requirements of Law applicable to such requesting Party.

(d) The Parties acknowledge that no default by McRae’s (or any Affiliate thereof) under the Servicing Agreement shall constitute a Household Early Termination Event under this Agreement and that Household Bank’s remedies for any such default shall be limited to such remedies as are set forth therein.

Section 8.06. Independent Appraisal Process. Where this Agreement calls for the fair market value of receivables to be determined by an Independent Appraiser, the fair market value of such receivables shall be determined by an Independent Appraiser selected in good faith by the Company; provided, however, that Household Bank, upon receipt of the determination by such Independent Appraiser, shall have the right to select in good faith an additional Independent Appraiser to perform a second appraisal. If the two appraisals are within 5% of each other, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser. If the appraisals differ by more than 5%, the Parties shall submit the determination of fair market value to arbitration in accordance with Section 12.15. The Company and Household Bank shall each pay 50% of the amount charged by such Independent Appraiser(s) for determining fair market value.

Section 8.07. Survival. The provisions of Section 2.04(b) (to the extent that, at the time of termination, a payment is due or has accrued thereunder), Section 5.01, the last sentence of Section 5.02, Section 7.10, Section 7.11, Section 8.03(a), Section 8.04, Section 8.05, Section 8.06, Section 10.03, Section 10.06, Article XI, Section 12.01 and Section 12.15 shall survive any termination of this Agreement.

ARTICLE IX

CHANGE OF BUSINESS

Section 9.01. Calculation of Composite Index; Unearned Prepaid Program Fee; Adjusted Prepaid Program Fee.

(a) On the Closing Date, the Composite Index shall equal 100.00. Except as provided in Section 9.05(c)(ii) and Section 9.05(f), the Composite Index shall be adjusted as Stores are closed, acquired, opened or disposed of in accordance with Section 9.02(b), Section 9.03(b)(ii), Section 9.03(c)(ii)(C), Section 9.03(d)(iii), Section 9.04(d) or Section 9.05(c)(i), as applicable. The Company shall notify Household Bank in writing of the Composite Index and LTM Average Composite Index within 30 days after the close of each Fiscal Quarter.

(b) On the Closing Date, the CI Value of each Store shall be the CI Value assigned to such Store in Exhibit 9.01(b). Stores which are acquired or opened shall have a CI Value assigned to them in accordance with Section 9.03(b)(iii)(A), Section 9.03(c)(ii)(B), Section 9.03(d)(ii) or Section 9.04(c), as applicable. The CI Values of all Stores shall be adjusted under the circumstances set forth in Section 9.03(b) as set forth in clause (iii)(B) thereof.

(c) The Unearned Prepaid Program Fee shall initially be the Prepaid Program Fee. At the beginning of each Fiscal Quarter commencing after the Closing Date, the Unearned Prepaid Program Fee shall be reduced by an amount equal to

(i) the Unearned Prepaid Program Fee prior to this adjustment divided by

(ii) the number of Fiscal Quarters remaining in the Amortization Period (which number shall include the Fiscal Quarter that has just begun).

In addition, the Unearned Prepaid Program Fee shall be adjusted as set forth in Section 9.03(b)(iv) and Section 9.05(c)(iii).

(d) The Adjusted Prepaid Program Fee shall initially be the Prepaid Program Fee. At the beginning of each Fiscal Quarter commencing after the Closing Date, the Adjusted Prepaid Program Fee shall be reduced by an amount equal to

(i) the Adjusted Prepaid Program Fee prior to this adjustment divided by

(ii) the number of Fiscal Quarters remaining in the Amortization Period (which number shall include the Fiscal Quarter that has just begun).

In addition, the Adjusted Prepaid Program Fee shall be adjusted as set forth in Section 9.03(b)(v).

Section 9.02. Store Closings.

(a) The Saks Companies and/or their Affiliates shall have the right at any time and from time to time to close Stores.

(b) On the day that a Store is closed, the Composite Index shall be reduced by the CI Value of such Store.

(c) If the LTM Average Composite Index and the Composite Index as of the last day of any Fiscal Quarter commencing after the Closing Date are both below 95.00, then the Company shall pay to Household Bank within 45 Business Days after the end of such Fiscal Quarter an amount equal to

(i) the Adjusted Prepaid Program Fee at the end of such Fiscal Quarter divided by the number of Fiscal Quarters remaining in the Amortization Period, multiplied by

(ii) 95.00 minus the Composite Index as of the last day of such Fiscal Quarter, divided by

(iii) 95.00.

Section 9.03. Acquisition of Stores.

(a) The Saks Companies and/or their Affiliates shall have the right at any time and from time to time to acquire from unaffiliated Persons stores and such stores’ associated credit card accounts and receivables. If the Saks Companies and/or their Affiliates propose to acquire one or more stores and the related accounts receivable (such accounts and accounts receivable, a “New Portfolio”), the Company shall (i) use reasonable efforts to offer or cause to be offered to Household Bank the opportunity to participate in the related due diligence process for purposes of assisting in development of an appropriate valuation for the New Portfolio and (ii) allow Household Bank a period of not less than ten Business Days after Household Bank’s receipt of comprehensive information (or such information as is available) about the New Portfolio (such information either obtained by Household Bank through its participation in the due diligence process or provided to Household Bank by the Company) to make an exclusive first offer to purchase the New Portfolio.

(b) If Household Bank makes an offer to purchase a New Portfolio in accordance with Section 9.03(a) or Section 9.03(c) and the Company accepts such offer:

(i) the Company shall convey or cause to be conveyed to Household Bank, either simultaneously with, or promptly following the closing of the acquisition transaction or the acceptance of such offer, the New Portfolio, in return for payment by Household Bank to the Company of the outstanding balance of the Account Receivables in the New Portfolio on the date of the purchase of the New Portfolio plus any additional amount agreed by the Parties (such additional amount, an “Additional Prepaid Program Fee”);

(ii) on the date of such purchase, the Composite Index shall be reset to an amount equal to

(A) (I) the Additional Prepaid Program Fee times 100.00 plus

(II) the Adjusted Prepaid Program Fee immediately prior to such purchase multiplied by the Composite Index immediately prior to such purchase, divided by

(B) the sum of the Additional Prepaid Program Fee and the Adjusted Prepaid Program Fee immediately prior to such purchase;

(iii) on the date of such purchase,

(A) each such new Store shall have a CI Value assigned to it based on its category and square footage in accordance with Exhibit 9.04(c), and then

(B) the CI Value assigned to each Store in the Program (including the newly acquired Stores) and the CI Value assigned to each combination of Store category and square footage in Exhibit 9.04(c) shall be adjusted by multiplying each such CI Value by an amount equal to

(I) the Composite Index as reset in accordance with Section 9.03(b)(ii) divided by

(II) the sum of the Composite Index immediately prior to such purchase and the aggregate of the CI Values assigned to the newly acquired Stores in accordance with clause (A) immediately above;

(iv) on the date of such purchase, the Unearned Prepaid Program Fee shall be reset to an amount equal to the sum of the Unearned Prepaid Program Fee immediately prior to such purchase and the Additional Prepaid Program Fee; and

(v) on the date of such purchase, the Adjusted Prepaid Program Fee shall be reset to an amount equal to the sum of the Additional Prepaid Program Fee and the Adjusted Prepaid Program Fee immediately prior to such purchase.

(c) If Household Bank’s offer is not accepted by the Company, the Company (or an Affiliate of the Company designated by the Company) shall have the right to retain the New Portfolio and, as the creditor and card issuer for the accounts included in the New Portfolio, to operate and service the New Portfolio outside the Program. The Company shall, within 30 Business Days following the acquisition, (x) notify Household Bank of the acquisition and deliver to Household Bank the information, if any, in the Company’s or the designated Affiliate’s possession about the New Portfolio not previously delivered to Household Bank, and (y) allow Household Bank a period of not less than ten Business Days following delivery of such notice and information to make a second offer for the New Portfolio. If the Company or the designated Affiliate and Household Bank are unable to agree upon the terms of a sale of the New Portfolio to Household Bank,

(i) the Company or the designated Affiliate shall have the right to issue or cause to be issued credit cards bearing one or more Saks Marks for the accounts in the New Portfolio and to own, finance and/or sell the accounts receivable generated from the accounts comprising the New Portfolio;

(ii) if the stores acquired by the Company or its Affiliates associated with such New Portfolio are branded with, or converted to, a Saks Mark, then

(A) each such store shall be a “Store” subject to the Program, but any existing accounts associated with such Store shall not be “Accounts” for purposes of this Agreement;

(B) each such Store shall have a CI Value assigned to it on the date of its conversion to a Saks Mark based on its category and square footage in accordance with Exhibit 9.04(c), reduced by any discount agreed to by the Parties, and

(C) the Composite Index shall be increased by the CI Value of each such Store on the date of its conversion to a Saks Mark.

(d) If stores acquired by the Company or its Affiliates are branded with, or converted to, a Saks Mark and there is no New Portfolio related to such stores then

(i) each such store shall be a “Store” subject to the Program;

(ii) each such Store shall have a CI Value assigned to it on the date of its conversion to a Saks Mark based on its category and square footage in accordance with Exhibit 9.04(c) and

(iii) the Composite Index shall be increased by the CI Value of each such Store on the date of its conversion to a Saks Mark.

Section 9.04. Opening of Stores.

(a) The Saks Companies and/or their Affiliates shall have the right at any time and from time to time to open new stores.

(b) All new stores opened by the Company or its Affiliates (rather than acquired by the Company or its Affiliates from unaffiliated Persons) and branded with, or converted to, a Saks Mark shall be “Stores” subject to the Program.

(c) Each such new Store shall have a CI Value assigned to it on the date it is opened based on its category and square footage in accordance with Exhibit 9.04(c).

(d) The Composite Index shall be increased by the CI Value of each new Store on the date such new Store is opened.

Section 9.05. Disposition of Stores.

(a) The Saks Companies and/or their Affiliates shall have the right at any time and from time to time to dispose of existing Stores to third parties (whether individually or in a group, including through the sale of a division or subsidiary of the Company).

(b) In connection with any such disposition, the Company or its designee shall have the right to purchase from Household Bank, upon at least 20 Business Days’ written notice, the associated Accounts and Account Receivables at a price equal to the sum of

(i) the aggregate outstanding balance of such Account Receivables on the date of purchase plus

(ii) if the Composite Index on the date of such purchase, reduced only for this purpose by the aggregate CI Value of the Stores being disposed of, is less than 95.00, the product of

(A) the Adjusted Prepaid Program Fee and

(B) an amount equal to

(I) the lesser of (x) the aggregate CI Value of the Stores being disposed of and (y) the difference between 95.00 and the Composite Index on the date of such purchase, reduced only for this purpose by the aggregate CI Value of the Stores being disposed of, divided by

(II) 95.00.

(c) If the Company or its designee purchases the Accounts and Account Receivables associated with a disposition of a Stores to a third party, then

(i) if the Composite Index on the date of such purchase is greater than 95.00, the Composite Index shall be reduced to the greater of

(A) 95.00 or

(B) the Composite Index on the date of such purchase minus aggregate CI Value of the Stores being disposed of;

(ii) if the Composite Index on the date of such purchase is not greater than 95.00, the Composite Index shall not be reduced in connection with such disposition of Stores;

(iii) the Unearned Prepaid Program Fee shall be reduced by any amount paid to Household Bank under Section 9.05(b)(ii); and

(iv) the CI Value assigned to each Store shall not change as a result of such disposition.

(d) If the Company or its designee does not purchase the Accounts and Account Receivables associated with a disposition of Stores to a third party, the aggregate CI Value of such Stores shall be subtracted from the Composite Index on the date of such disposition.

(e) Any purchaser of Stores being disposed of as contemplated by this Section may, but shall not be required to, contract with Household Bank for continued servicing of the associated Accounts and Account Receivables on mutually agreeable terms. Such purchaser shall also be free to engage one or more of the Saks Companies to service the same.

(f) Subject to the approval of Household Bank, which approval shall not be unreasonably withheld, any purchaser of Stores being disposed of as contemplated by this Section may, but shall not be required to, enter into a program agreement with Household Bank substantially similar to this Agreement in all material financial respects. Notwithstanding the foregoing, if Household Bank and such purchaser enter into such an agreement, (i) Household Bank shall retain the Accounts and Account Receivables, (ii) no amount shall be payable by the Company to Household Bank in connection with the disposition and (iii) the disposition of Stores shall have no effect on the Composite Index.

(g) Upon a purchase of Accounts and Account Receivables pursuant to this Section, Household Bank’s rights to use information about such Accounts and the Cardholders associated therewith shall cease.

Section 9.06. Change of Control of the Company. Notwithstanding anything to the contrary contained herein, if either the outstanding capital stock of the Company is to be sold, or all or substantially all of the assets of the Company are to be sold, to a third party, (a) the acquirer shall have the right to assume, by written agreement reasonably satisfactory in form to Household Bank, all of the Saks Companies’ rights and obligations under this Agreement or (b) if such assumption does not occur the Company or its designee shall have the right, upon at least 20 Business Days’ written notice to Household Bank, to terminate this Agreement and in connection therewith to purchase all Accounts and Account Receivables outstanding thereunder from Household Bank on the date set forth in such notice. The purchase price therefor shall equal the sum of (i) the aggregate outstanding balance of such Account Receivables on the date of such purchase, (ii) the then-applicable Unearned Prepaid Program Fee and (iii) the Applicable Setup Cost Refund. Household Bank shall also be entitled to reimbursement on the purchase date of its reasonable expenses associated with terminating the Program, which expenses shall be notified to the Company or its designee, as the case may be, at least five Business Days before the purchase date and shall in any event not exceed $1,000,000.

ARTICLE X

CROSS-LICENSE OF MARKS

Section 10.01. Saks License Limitations.

(a) Household Bank’s rights under the Saks License are limited to using the Saks Marks in the identical style, typeface and graphic appearance as are set forth on Exhibit 10.01 or as otherwise approved in writing by the applicable Saks Owner in its sole discretion, provided that the applicable Saks Owner shall have the unilateral right, upon reasonable notice to Household Bank, to amend the style, typeface or graphic appearance of any Saks Mark owned by it if such amended mark is adopted by the applicable Saks Owner for all or a substantial portion of its business, and to cause Household Bank to adopt within 30 days such amended style, typeface or appearance in connection with all uses of such mark after such 30-day period, provided, however, that the Company shall reimburse Household Bank for any reasonable costs arising solely as a consequence of any such amendment, it being understood that Household Bank shall cooperate to minimize any such costs. In no event may Household Bank combine any Saks Mark with any other mark or alter the design of any Saks Mark.

(b) The Saks License does not include the right to grant a sublicense or any other right in the Saks Marks to any Person without the express written consent of the applicable Saks Owner, such consent to be given or withheld in such Saks Owner’s reasonable discretion. Each permitted sublicensee shall acknowledge each Saks Owner’s rights in the applicable Saks Mark and shall agree that each Saks Owner may, at its option, enforce its rights directly against such sublicensee. Notwithstanding the foregoing, Household Bank shall remain responsible and liable for the use of any Saks Mark by any such permitted sublicensee.

(c) The Saks License shall remain in force during the Term and shall automatically terminate upon termination of this Agreement for any reason whatsoever. Upon termination of this Agreement, Household Bank shall immediately cease any and all use of each Saks Mark and, at the Saks Owners’ option, either return to the applicable Saks Owners or destroy any material bearing any applicable Saks Mark in its possession or under its control.

(d) Each Saks Owner represents and warrants that it has the right and authority to grant the Saks License with respect to the applicable Saks Mark(s) to Household Bank in the Territory. EXCEPT AS PROVIDED IN THE FOREGOING SENTENCE, NO REPRESENTATION OR WARRANTIES, EXPRESS OR IMPLIED, ARE OR HAVE BEEN MADE BY THE COMPANY OR ANY OF ITS AFFILIATES HEREUNDER WITH RESPECT TO THE SAKS MARKS.

Section 10.02. Saks Marks Quality Control. Household Bank acknowledges that the Saks Marks have established valuable goodwill and are well recognized among the customers of the Company and its Affiliates, and that it is of great importance that these high standards and reputation be maintained. Accordingly, in its use of the Saks Marks, Household Bank shall at all times maintain quality control standards that are equivalent to or stricter than those standards used by the Company and its Affiliates in connection with the products and services provided under the Saks Marks as of the Closing Date.

Section 10.03. Saks Marks Ownership.

(a) Except as expressly set forth in Section 2.05 and Section 10.01, Household Bank shall have no right, title, or interest in or to the Saks Marks, and any goodwill arising from the use of the Saks Marks by Household Bank shall inure solely to the benefit of the applicable Saks Owners, and ownership of such goodwill shall vest in the applicable Saks Owners, and otherwise hereby is assigned to the applicable Saks Owners, without the need for any further action by any Party.

(b) Household Bank agrees to notify the applicable Saks Owner if it becomes aware of: (i) any use or registration of any trademark that might constitute infringement of any Saks Mark; (ii) any claim by a third party (A) of any right in any Saks Mark or in any confusingly similar trademark or (B) that use of any Saks Mark infringes the rights of any other Person or (iii) any action that is, or is reasonably likely to be, detrimental to a Saks Owner’s rights in a Saks Mark. The applicable Saks Owner shall have the exclusive right, at its sole cost and expense, to commence or prosecute any action on account of infringement, dilution or unauthorized use of any Saks Mark, and upon a Saks Owner’s request and at such Saks Owner’s expense, Household Bank agrees to assist such Saks Owner in connection with any such action and in any other action to protect or enforce the applicable Saks Mark. Household Bank further agrees not to assert any interest in, or take any action likely to adversely affect the validity or enforceability of any Saks Mark and to comply with applicable Requirements of Law in connection with its use of the Saks Marks. The provisions of this Section shall survive termination of this Agreement.

Section 10.04. Household License Grant.

(a) Subject to the terms and conditions set forth herein, each Household Owner hereby grants to the Saks Companies a non-exclusive, non-transferable, non-sublicensable (except as set forth below), royalty-free right and license to use the Household Mark(s) owned by such Household Owner solely in the Territory and solely as and to the extent necessary to (i) prepare and print marketing materials, billing statements and credit card account documentation, credit cards and credit card applications and agreements and displays (including on the Internet), in each case in connection with the Program and in accordance with the terms hereof and (ii) otherwise carry out the Saks Companies’ responsibilities hereunder (the “Household License”).

(b) The Saks Companies’ rights under the Household License are limited to using the Household Marks in the identical style, typeface and graphic appearance as are set forth on Exhibit 10.4 or as otherwise approved in writing by the applicable Household Owner in its sole discretion, provided that the applicable Household Owner shall have the unilateral right, upon reasonable notice to the Saks Companies, to amend the style, typeface or graphic appearance of Household Mark owned by it if such amended mark is adopted by the applicable Household Owner for all or a substantial portion of its business, and to cause the Saks Companies to adopt within 30 days of such amendment such amended style, typeface, or appearance in connection with all uses of such mark after such 30-day period, provided, however, that Household Bank shall reimburse the Saks Companies for any reasonable costs arising solely as a consequence of any such amendment, it being understood that the Saks Companies shall cooperate to minimize any such costs. In no event may the Saks Companies combine any Household Mark with any other mark or alter the design of any Household Mark.

(c) The Household License does not include the right to grant a sublicense or any other right in the Household Marks to any Person without the express written consent of the applicable Household Owner, such consent to be given or withheld in the applicable Household Owner’s reasonable discretion. Each permitted sublicensee shall acknowledge each Household Owner’s rights in the applicable Household Marks and shall agree such Household Owner may, at its option, enforce its rights directly against such sublicensee. Notwithstanding the foregoing, the Saks Companies shall remain responsible and liable for the use of any Household Mark by any such permitted sublicensee.

(d) The Household License shall remain in force during the Term and shall automatically terminate upon termination of this Agreement for any reason whatsoever. Upon termination of this Agreement, the Saks Companies shall immediately cease any and all use of Household Marks and, at the applicable Household Owner’s option, either return to such Household Owner or destroy any material bearing any applicable Household Mark in their possession or under their control.

(e) Each Household Owner represents and warrants that it has the right and authority to grant the Household License with respect to the applicable Household Mark(s) to the Saks Companies in the Territory. EXCEPT AS PROVIDED IN THE FOREGOING SENTENCE, NO REPRESENTATION OR WARRANTIES, EXPRESS OR IMPLIED, ARE OR HAVE BEEN MADE BY BUYER OR ANY BUYER OWNER HEREUNDER WITH RESPECT TO THE BUYER MARKS.

Section 10.05. Household Marks Quality Control. The Saks Companies acknowledge that the Household Marks have established valuable goodwill and are well recognized among Household Bank and its Affiliates’ customers, and that it is of great importance that these high standards and reputation be maintained. Accordingly, in their use of the Household Marks, the Saks Companies shall at all times during the term of the Household License maintain quality control standards that are equivalent to or stricter than those standards used by Household Bank and its Affiliates in connection with the products and services provided under the Household Marks as of the Closing Date.

Section 10.06. Household Marks Ownership.

(a) Except as expressly set forth in Section 10.04, the Saks Companies shall have no right, title, or interest in or to the Household Marks, and any goodwill arising from the use of the Household Marks by the Saks Companies shall inure solely to the benefit of the applicable Household Owners, and ownership of such goodwill shall vest in the applicable Household Owners, and otherwise hereby is assigned to the applicable Household Owners, without the need for any further action by any Party.

(b) The Company agrees to notify the applicable Household Owner if it becomes aware of: (i) any use or registration of any trademark that might constitute infringement of a Household Mark; (ii) any claim by a third party (A) of any right in any Household Mark or in any confusingly similar trademark or (B) that use of any Household Mark infringes the rights of any other Person or (iii) any action that is, or is reasonably likely to be, detrimental to a Household Owner’s rights in any Household Mark. Each Household Owner shall have the exclusive right, at its sole cost and expense, to commence or prosecute any action on account of infringement, dilution or unauthorized use of any applicable Household Mark, and upon any Household Owner’s request and at such Household Owner’s expense, the Company agrees to assist such Household Owner in connection with any such action and in any other action to protect or enforce the applicable Household Mark. The Saks Companies further agree not to assert any interest in, or take any action likely to adversely affect the validity or enforceability of any Household Mark and to comply with applicable Requirements of Law in connection with their use of the Household Marks. The provisions of this Section shall survive termination of this Agreement.

ARTICLE XI

INDEMNIFICATION

Section 11.01. Indemnification.

(a) Indemnification by the Company. The Company agrees to indemnify and hold harmless Household Bank, its Affiliates and their respective officers, directors, employees and agents from and against and in respect of any Damages which shall result from, arise out of or relate to any of the following:

(i) the breach of any of the Saks Companies’ representations or warranties in this Agreement (other than breaches of the representations in Section 6.01(g) to the extent a right of chargeback under Section 4.03 is a sufficient remedy for such breaches);

(ii) the failure by the Saks Companies timely to perform any of their covenants or agreements contained in this Agreement, except to the extent such failure to perform is caused by the failure of Household Bank or any of its Affiliates to perform its obligations under any Transaction Document;

(iii) any Third Party Claim that Household Bank’s use of the Saks Marks pursuant to the Saks License infringes or violates such party’s intellectual property rights, other than Damages due to willful misconduct or gross negligence by Household Bank; or

(iv) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute, complaint or setoff by a Cardholder with respect to anything actually or allegedly done or not done by a Saks Company, excluding (x) the Assumed Liabilities and (y) anything actually or allegedly done or not done by a Saks Company that is (A) required or expressly permitted under the Underwriting and Credit Policy, the Servicing and Collection Policy or any Transaction Document or (B) done at the express direction of Household Bank or any of its Affiliates.

(b) Indemnification by Household Bank. Household Bank agrees to indemnify and hold harmless the Saks Companies, their Affiliates and their respective officers, directors, employees and agents from and against and in respect of any Damages which shall result from, arise out of or relate to any of the following:

(i) the breach of any representations or warranties of Household Bank made (or, in accordance with Section 7.11(a), deemed made) in this Agreement;

(ii) the failure by Household Bank timely to perform any of its covenants or agreements contained in this Agreement, except to the extent such failure to perform is caused by the failure of the Company to comply with its obligations under the Servicing Agreement;

(iii) any Third Party Claim that the Saks Companies’ use of the Household Marks pursuant to the Household License infringes or violates such party’s intellectual property rights, other than Damages due to willful misconduct or gross negligence by the Saks Companies; or

(iv) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute, complaint or setoff by a Cardholder with respect to anything actually or allegedly done or not done by Household Bank, excluding anything actually or allegedly done or not done by Household Bank that is (A) required or expressly permitted under the Underwriting and Credit Policy, the Servicing and Collection Policy or any Transaction Document or (B) done at the express direction of the Company.

Section 11.02. Procedure for Indemnification.

(a) Within ten Business Days after discovery or notice of a breach or receipt by a Party of a Third-Party Claim, the indemnified Party shall, if a claim in respect thereof is to be made against the indemnifying Party under this article, deliver a claim notice to the indemnifying Party; but the failure to so notify the indemnifying Party shall not relieve the indemnifying Party of its indemnification obligations except to the extent that such failure materially prejudiced the ability of the indemnifying Party to defend the action or claim. If any Third-Party Claim is made against the indemnified Party and the indemnified Party notifies the indemnifying Party of the commencement thereof, the indemnifying Party shall be entitled to participate therein and may elect to assume the defense thereof, with counsel reasonably satisfactory to the indemnified Party. The indemnified Party shall have the right to employ separate counsel in any action or claim and to participate in the defense thereof at its own expense; provided such separate counsel may be retained at the expense of the indemnifying Party (i) if the retention of such counsel has been specifically authorized by the indemnifying Party, (ii) if in the reasonable opinion of the indemnified Party its interests may differ from those of the indemnifying Party, (iii) if the indemnifying Party fails to take reasonable steps to diligently defend such claim or (iv) if the indemnifying Party has not undertaken to fully indemnify the indemnified Party in respect of all Damages relating to the matter.

(b) Subject to the indemnifying Party’s right to defend in good faith Third-Party Claims as provided in this section, the indemnifying Party shall satisfy its obligations under this article within 20 Business Days after receipt of a claim notice therefor.

(c) The indemnifying Party shall not settle or compromise any Third-Party Claim unless (i) the indemnified Party consents (which consent shall not be unreasonably withheld if such settlement or compromise includes no admission or concession of wrongdoing by the indemnified Party) or (ii) the indemnified Party is given a full and complete release of any and all liability by all relevant parties relating to such Third-Party Claim.

(d) In the event that the indemnifying Party reimburses the indemnified Party for any Third-Party Claim, the indemnified Party shall remit to the indemnifying Party any reimbursement, net of any and all costs and expenses of collecting such reimbursement, that the indemnified Party subsequently actually receives from any other Person for such Third-Party Claim.

Section 11.03. Limits on Indemnification. Notwithstanding anything to the contrary set forth in this article, neither the Company nor Household Bank shall have any obligation to indemnify the indemnified party in respect of any breach of a representation or warranty under Section 11.01(a)(i) or Section 11.01(b)(i) unless and until $25,000 in Damages have been incurred in the aggregate by the indemnified party in respect of breaches of representations and warranties under Section 11.01(a)(i) or Section 11.01(b)(i), as applicable. After the indemnified party incurs $25,000 in aggregate Damages in respect of breaches of representations and warranties under Section 11.01(a)(i) or Section 11.01(b)(i), as applicable, Household Bank or the Company, whichever the case may be, shall indemnify the indemnified party in accordance with this Article to the extent of the full amount of such Damages.

ARTICLE XII

MISCELLANEOUS

Section 12.01. Confidentiality.

(a) Except as specifically set forth herein, Household Bank and the Saks Companies shall not disclose, and shall cause their respective Affiliates not to disclose, any confidential or proprietary information (the “Confidential Information”) of the other Party with respect to such other Party, the Accounts, the Cardholder List, Charge Transaction Data, Cardholder Information or this Agreement that may be in the possession of that Party or such Affiliate to any Person who is not a director, officer, employee or agent (including attorneys and accountants) of such Party with a need to know the Confidential Information except (i) with the prior written consent of such other Party or (ii) pursuant to a subpoena, summons order or other judicial or governmental process issued by a court or regulatory or legislative body of competent jurisdiction, in connection with any regulatory report, audit, inquiry or other request for information from such a body, or as required by law. The Parties agree that the material financial or service-level or comparable terms of this Agreement shall also be Confidential Information.

(b) In the event that either Party receives a request of the type described in clause (ii) of Section 12.01(a) to disclose any Confidential Information, such Party shall (i) notify the other Party thereof promptly after receipt of such request, (ii) consult with the other Party on the advisability of taking steps to resist or vary such request and (iii) if disclosure is required or deemed advisable, cooperate with the other Party in any attempt that it may make to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information. Any expenses incurred hereunder shall be the responsibility of the Party seeking such an order.

(c) Information shall not be deemed Confidential Information if (i) it is already in the possession of a Party (other than in connection with the structuring, negotiation and execution of this Agreement and the other Transaction Documents and the transactions contemplated herein and therein) and is not otherwise subject to an agreement as to confidentiality or (ii) it becomes generally available in the public domain other than as a result of an unauthorized disclosure by the other Party or its directors, officers, employees or agents in violation of this section.

(d) In the event of termination of this Agreement, each Party shall, upon the other Party’s written request, promptly deliver to such Party all Confidential Information and, at the other Party’s election, return or destroy all copies, reproductions, summaries, analyses, notes or extracts thereof or based thereon in its possession or in the possession of any of its agents or representatives.

Section 12.02. No Waiver; Remedies; Amendment.

(a) Failure or delay on the part of either Party to exercise any right provided for herein shall not act as a waiver thereof, nor shall any single or partial exercise of any right by either Party preclude any other or further exercise thereof.

(b) Remedies provided in this Agreement shall be the exclusive remedies of the Parties for breaches of, or other claims relating to, this Agreement. This Section 12.02(b) shall be without prejudice to the respective rights of the Parties and their Affiliates under any Credit Support Documents.

(c) In no event shall a term or provision of this Agreement be deemed to have been waived, modified or amended, unless a waiver, modification or amendment is in writing and signed by the Parties hereto.

Section 12.03. Independent Contractor. In the performance of its duties or obligations under this Agreement, no Saks Company shall be deemed to be the agent of Household Bank and Household Bank shall not be deemed to be the agent of any Saks Company and each Party shall at all times take whatever measures as are necessary to ensure that its status shall be that of an independent contractor.

Section 12.04. No Joint Venture. Nothing in this Agreement or any Transaction Document shall be deemed to create a partnership or joint venture between the Saks Companies and Household Bank. Except as expressly set forth herein, no Party shall have any authority hereunder to bind or commit the other Party.

Section 12.05. Payment Terms. All payments to be made by a Party pursuant to this Agreement shall be made by wire transfer in lawful money of the United States, immediately available funds, to such account as the receiving Party shall specify prior to noon, New York time, two Business Days prior to the date payment is required. Any payment hereunder that is due on a day that is not a Business Day shall be payable on the next succeeding Business Day.

Section 12.06. Entire Agreement. Each Party acknowledges that no representations, agreements, or promises were made to it by the other Party other than those representations, agreements or promises specifically contained in this Agreement and in the Transaction Documents and in a separate confidentiality letter signed by Household Bank dated March 21, 2002. This Agreement and the Transaction Documents and such confidentiality letter set forth the entire understanding between the Parties hereto with respect to the subject matter hereof and thereof.

Section 12.07. Notices. All notices, requests, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon the delivery or receipt thereof, as the case may be, sent by registered or certified mail, return receipt requested, via overnight delivery service, postage prepaid, or by facsimile transmission (receipt confirmed) to:

(a)	In the case of the Saks Companies or the Saks Owners:

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

Attn: Chief Financial Officer

With a copy to:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Attn: General Counsel

(b)	In the case of Household Bank or the Household Owners:

Household Retail Services

2700 Sanders Road

Prospect Heights, Illinois 60070

Attn: Chief Financial Officer

With a copy to:

Household Retail Services

2700 Sanders Road

Prospect Heights, Illinois 60070

Attn: General Counsel

Section 12.08. Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the State of New York.

Section 12.09. Severability. To the fullest extent permitted by law, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in such jurisdiction or in any other jurisdiction.

Section 12.10. Headings. The headings and recitals contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.11. Costs and Expenses. Other than as explicitly set forth in this Agreement, the Underwriting and Credit Policy, the Servicing and Collection Policy or any other Transaction Document, all costs and expenses shall be paid by the Party incurring such costs and expenses.

Section 12.12. Drafting. Each Party acknowledges that its legal counsel participated in the drafting of this Agreement. The Parties hereby agree that the rule of construction that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor one Party over the other.

Section 12.13. Counterparts. This Agreement may be executed in one or more counterparts, each of which counterparts shall be deemed to be original, and all such counterparts shall constitute one and the same instrument.

Section 12.14. Assignment; Successors. (a) Except as described in Article IX and in subsection (b) of this Section 12.14, this Agreement shall not be assigned by any Party without the prior written consent of the other Parties. Any purported assignment without such prior written consent shall be null and void. This Agreement is intended for the exclusive benefit of the Parties hereto and their respective successors and permitted assigns, and shall not create any rights in or be enforceable by any other Person whomsoever, other than (a) any Person entitled to indemnification from the Company on the one hand or Household Bank on the other hand, pursuant to Article XI hereof, respectively or (b) any Saks Owner and any Household Owner, it being the intention of the parties that no other Person shall be deemed to be a third party beneficiary of this Agreement. This Agreement shall be binding on, and enforceable against, the successors and permitted assigns of the respective Parties.

(a) At any time during the Term, on not less than 60 days’ prior notice to the Company, either Party (an “Assigning Party”) may assign all of its rights and delegate all of its obligations under this Agreement, the Servicing Agreement and the Receivables Purchase Agreement to an Affiliate of the Assigning Party (such Affiliate, the “Assignee”) reasonably acceptable to the other Party (the “Other Party”) pursuant to an assignment and assumption agreement satisfactory in form and substance to the Other Party provided that:

(i) the Assignee confirms that all provisions of the assigned contracts apply to it as if references to the assigning Party were references to the Assignee from and after the effective date of the assignment;

(ii) each of the representations and warranties made by the Assigning Party in this Agreement shall be true on the date of such assignment with the Assignee substituted for the Assigning Party each place such representations and warranties refer to the Assigning Party;

(iii) if the Assigning Party is Household Bank, the Assignee shall be an Eligible Servicer (as that term is defined in the Master Trust Agreement); and

(iv) such assignment shall not, in the reasonable judgment of the Other Party, result or likely result in

(A) a Saks Early Termination Event, if the Assigning Party is Household Bank, or a Household Early Termination Event, if the Assigning Party is a Saks Company or

(B) a material adverse impact on (I) the relationship between the Other Party and/or its Affiliates and their customers, (II) the benefits of the Program to the Other Party and its Affiliates or (III) the level of customer satisfaction experienced by the Other Party or its Affiliates.

Section 12.15. Arbitration.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement or any breach thereof (other than a dispute subject to Section 3.02(d)(xiv)), shall be resolved by arbitration under and in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), as amended and in effect on the date that a demand for arbitration is filed with the AAA. In addition to the authority conferred upon the arbitral tribunal

(the “Tribunal”) pursuant to this Section, the Tribunal shall also have the authority to grant provisional remedies, including injunctive relief, and to award specific performance.

(b) The Tribunal shall consist of three arbitrators. One arbitrator shall be nominated by the Party initiating the arbitration (the “Claimant”) in the Claimant’s request for arbitration. The second arbitrator shall be nominated by the responding Party (the “Respondent”) within ten days after delivery of the request for arbitration. In the event a Party fails to appoint an arbitrator or deliver notice of such appointment to the other within ten days of the delivery of a request for arbitration, upon request of the other Party, such arbitrator shall instead be appointed by the AAA from its large, complex commercial case panel within ten Business Days of receiving such request. The two arbitrators nominated by the Parties shall select the third arbitrator, who shall serve as chair of the Tribunal, within ten days after their appointment and shall notify the Parties of such appointment. If the first two appointed arbitrators fail to appoint a third arbitrator or deliver notification of such appointment to the Parties within this time period, then, upon request of either Party, the third arbitrator shall be appointed by the AAA from its large, complex commercial case panel within ten Business Days of receiving such request.

(c) The place of the arbitration shall be New York, New York. Any award of the Tribunal shall be in writing and final and binding upon the Parties thereto, their successors and assigns without further appeal, recourse or review. Any such award may, if necessary, be enforced by any court of competent jurisdiction. The expenses of arbitration, including reasonable attorneys’ fees, costs and expenses, shall be borne by the Party against whom the decision is rendered, or apportioned in accordance with the decision of the Tribunal in the event of a compromise decision.

(d) By agreeing to arbitration as set forth in this section, the Parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a Party to a court shall not be deemed a waiver of the agreement to arbitrate set forth in this Section.

Section 12.16. Public Announcements. The Company and Household Bank each may, subject to obtaining the prior written consent of the other, which consent shall not be unreasonably withheld, make public announcements describing the existence of the Program, its material, non-financial terms, and its overall financial impact on the disclosing party. Notwithstanding the foregoing, after the execution of this Agreement and the public announcement thereof in accordance with this Section 12.16, either Party shall have the right to respond to specific, confidential inquiries from investors and analysts and to disclose that the Saks Companies and Household Bank have agreed to establish the Program. Nothing in this Section shall authorize the Company or Household Bank to disclose any Confidential Information.

Section 12.17. Confidentiality of Examination Materials. For the avoidance of doubt, the Parties hereby acknowledge that, under applicable regulations promulgated by the Comptroller of the Currency (which regulations are included among the applicable Requirements of Law (as used in Section 7.06 of this Agreement), no Party may, or will be obligated to, disclose any “non-public OCC information” (as defined in 12 C.F.R. Part 4), except as permitted by 12 C.F.R. Part 4.

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute this Agreement as of the date first written above.

SAKS INCORPORATED

By:	/S/ CHARLES J. HANSEN

Name: Charles Hansen Title: Senior Vice President

MCRAE’S, INC.

By:	/S/ CHARLES J. HANSEN

Name: Charles Hansen Title: Senior Vice President

HOUSEHOLD BANK (SB), N.A.

By:	/S/ JOSEPH W. HOFF

Name: Joseph W. Hoff Title: Executive Vice President

Agreed solely for the purposes of Article X:

HOUSEHOLD INTERNATIONAL INC.

By:	/S/ JOHN W. BLENKE

Name: John W. Blenke Title: Vice President